

diamond
STRIKE ON BOX MATCHES
Fruit Jell
Spoons, Forks & Knives
FoodSaver
Blue Book

03019518

PE
12-31-02
ARS

PROCESSED
APR 02 2003
THOMSON FINANCIAL

2002 ANNUAL REPORT

JARDEN corporation



TABLE OF CONTENTS:

1 | corporate profile and strategy
2 | chairman's letter
4 | branded consumables
6 | home vacuum packaging
8 | plastic consumables
9 | other
10 | selected financial data
12 | management's discussion and analysis
23 | financial statements

Winners of Jarden's 2002 Annual Report Cover Design contest:
Milton Murphy, Plant Manager, Plastic Consumables and
Connie Phuah, Administrative Assistant, Home Vacuum Packaging

Ball® and *Ball* are trademarks of Ball Corporation, under limited license to Jarden Corporation.


Spoons, Forks
& Knives
Kerr
Blue Book
FoodSaver

CORPORATE PROFILE:

Jarden Corporation is a leading provider of niche consumer products used in the home, under well-known brand names including Ball®, Bernardin®, Diamond®, FoodSaver®, Forster® and Kerr®. In North America, Jarden is the market leader in several categories, including home canning, home vacuum packaging, kitchen matches, branded retail plastic cutlery and toothpicks. Jarden also manufactures zinc strip and a wide array of plastic products for third party consumer product and medical companies, as well as its own businesses.

CORPORATE STRATEGY:

Our objective is to increase stockholder value by building a world class consumer products company that enjoys leading market shares of niche markets for branded consumable products used in and around the home. We will seek to achieve this objective by leveraging and expanding our United States and international distribution channels, introducing new products and pursuing strategic acquisitions.

"In a business where we live by the mantra, 'Our most important assets go home every night,' we are particularly pleased that our management teams believe in, and are excited about, our long-term stategy to build a world class consumer products company."

DEAR FELLOW SHAREHOLDERS:

I am delighted to report that 2002, by any measure, was the most successful year in the company's history. Despite a difficult economic climate, every segment of your company met or exceeded its profitability objectives.

Perhaps more important than short-term financial success, we defined a long-term strategic direction for Jarden Corporation and prepared the foundation for a successful execution of this strategy. Our strategy is clear and consistent; to build a world class consumer products company that enjoys leading market shares of niche markets for branded consumable products used in and around the home. We believe this strategy has not only created a strong, vibrant platform from which to grow, but also presents a compelling investment opportunity. The nature of niche markets means they are relatively small with attractive operating margins and strong cash flows. These markets have often been neglected, providing the opportunity for positive market trends from newly invigorated management with fresh and creative ideas. We believe that many of our niche branded consumable markets share similar distribution channels which can be leveraged to include new product introductions as well as more efficient customer service. A number of important milestones in implementing our strategy were achieved in 2002.

Expanded into Home Vacuum Packaging

Following the significant reorganization and deleveraging of the company that took place in the fourth quarter of 2001, we acquired Tilia during the first half of 2002, the leading manufacturer and marketer of home vacuum packaging systems under the FoodSaver® brand in North America. This acquisition was a natural extension of Jarden's market leading position in another area of home food preservation, home canning. The synergies between these two businesses have already led to cost efficiencies and increased strength in marketing, distribution and product development. In addition, we believe our ability to complete a smooth and swift integration plan for the FoodSaver® acquisition bodes well for future acquisition integrations.

Established Platform for Growth

The company's transformation was highlighted by its name change to Jarden Corporation from Alltrista at the end of May 2002. While the name change was largely symbolic, the changes made since September 2001 have had a significant positive impact on the morale of our employees. In a business where we live by the mantra, "Our most important assets go home every night," we are particularly pleased that our management teams believe in, and are excited about, our long-term strategy to build a world class consumer products company. I believe this rejuvenated spirit has pushed your

Martin E. Franklin

Chairman and
Chief Executive Officer



2002 SALES BY SEGMENT:



- 39% Home Vacuum Packaging
- 31% Branded Consumables
- 19% Plastic Consumables
- 11% Other

company's people to excel, despite macro economic challenges. To ensure the financial flexibility required for future growth, your company entered into a newly syndicated $100 million senior credit facility and $150 million ten-year senior subordinated notes that provides a non-amortizing base of capital at favorable rates. These positive changes in your company have resulted in a renewed interest in the equity of Jarden and should allow us to continue to increase the long-term value we can deliver to our shareholders.

Acquired Diamond Brands

In November 2002, Jarden announced it had entered into a definitive asset purchase agreement to acquire the business of Diamond Brands, which was completed during February 2003. Diamond Brands is a leading manufacturer and marketer of niche consumer products for domestic use including kitchen matches, toothpicks, plastic cutlery, straws, clothespins and wooden crafts, sold primarily under the Diamond® and Forster® trademarks. Diamond Brands met our established major acquisition criteria: leading market shares of niche markets in branded consumables used in and around the home, established EBITDA margins in excess of 15% and a purchase price allowing immediate accretion to earnings from the date of acquisition, before synergies. With the inclusion of Diamond Brands, we have surpassed our internal goal of generating over 90% of our total revenues from consumer products related businesses by the end of 2003.

Invested in Organic Growth

To continue organic growth in our business we have allocated significant incremental marketing funds in 2003 for launching and promoting new product introductions. This effort has been led by our new Chief Marketing Officer, whose role is to define a strategy to drive organic growth across our consumer products businesses.

We have strengthened our management ranks in 2002, not only in sales and marketing, but also in technology through the newly filled post of Chief Information Officer. In addition, we have welcomed the addition of two experienced independent directors to our Board, Irwin Simon, Chairman of Hain-Celestial Group, and René-Pierre Azria, Managing Director of Rothschild Inc. Their insights have already proved valuable to the company.

Finally, all of the above has led to the start of recognition on Wall Street. Two research houses initiated coverage of Jarden in 2002 and a third began coverage in January 2003. The company's new strategic direction, as well as our strong financial results, helped Jarden's shares rise by over 200% in 2002, a performance that led to Jarden being listed as the number one performing stock in 2002 according to Investors Business Daily.

We are proud of your company's performance in 2002. Much of the credit is due to the 1,500 members of the Jarden team and their outstanding efforts during 2002. We entered 2003 with considerable momentum and I look forward to reporting our progress to you as the year unfolds.

Yours sincerely,

Martin E. Franklin

Chairman and
Chief Executive Officer

The Jammin' Kit is designed as a fun, home-based, canning experience for the whole family.



Our Diamond® and Forster® branded retail plastic cutlery is available in a variety of different counts and sizes to suit the differing needs of our customers.



Pickling is a popular home canning activity and this new kit makes it easy.




Ball
Home Canning
BASICS

Diamond® is the leading brand in kitchen matches and is a staple product in many homes.

Our new Salsa Kit is 1 of 9 Fresh 'N Fun kits we now offer.

We offer a variety of different packaging and types of toothpicks including the inventive Shake A Pick® product shown below.

Our new "ultimate package" design will provide distribution and manufacturing efficiencies while improving the presentation to the consumer.









BRANDED CONSUMABLES



Jack Metz (President, 2nd from right) with (from left to right) Roman Shumny (VP-Marketing), Jim King (VP-Sales), Dave Tolbert (VP-HR & Admin) and Blair Swogger (Chief Operating Officer).

We manufacture, market and distribute a broad line of branded products that includes home canning jars, jar closures, plastic cutlery, kitchen matches, toothpicks, food preparation kits, craft items and other accessories marketed under a portfolio of brands, including the well-known Ball®, Bernardin®, Diamond®, Forster®, Fruit Fresh® and Kerr® brand names.

Several of our leading branded consumable products such as Diamond® kitchen matches and Ball® jars have been in continuous use for over 100 years. We have long-standing relationships with a diverse group of retail, wholesale and institutional customers in North America. We sell through a wide variety of distribution channels, including grocery stores, mass merchants, department stores, value retailers, hardware stores and craft stores. Our customers include Ace Hardware, Albertson's, Dollar General, Kroger, and Wal-Mart, among others.

Some of our marketing initiatives include in-store coupons, strategically located display cases and the new "ultimate package" for home canning jars.

Our bags and bag rolls sold for use with the home vacuum packaging machines represent a recurring revenue source and a competitive advantage.



We have created the home vacuum packaging category at most of our retailers and actively work with them to promote the FoodSaver® and home vacuum packaging to consumers.


FoodS
Commercial-Quality Vacuum • Removes Air and
PROFESSIONAL II
Vacuums in Bags, Canisters, Jars, Cans and Bottles
"Hands-Free" Operation



HOME VACUUM PACKAGING

We are the leading provider of home vacuum packaging machines and accessories under the FoodSaver® brand. Our accessories include bags and bag rolls, canisters, jar sealers and wine stoppers.



Linda Graebner (President) with Michael Whitcomb (Chief Marketing Officer) and David Brakes (Chief Operating Officer).

We sell through a diverse group of leading wholesale and retail customers in North America and distributors in selected international markets. We have successfully penetrated several traditional retail channels including mass merchants, warehouse clubs and specialty retailers and also sell through direct-to-consumer channels, primarily infomercials. Our customers include Bed Bath and Beyond, Costco, Kohl's, Target and Wal-Mart, among others.

Our marketing department is implementing a strategy to drive sustained growth over the next few years. Advertising and brand-building programs will extend beyond infomercials. We believe that new product innovation will increasingly capitalize on consumer segmentation opportunities in vacuum packaging and in other food preservation categories. Our retail position is being reinforced by channel marketing initiatives that optimize category volume and profitability for retailers. Direct marketing activities are being expanded to reinforce brand loyalty and sustained usage rates for bags and accessories.

Consumer products packaging.



Yorker® closures.



Refrigerator door liners and other plastic parts.



PLASTIC CONSUMABLES

We manufacture, market and distribute a wide variety of plastic products for industrial and manufacturing customers including closures, contact lens packaging, refrigerator door liners, sport shooting ammunition components, surgical devices and syringes.



Many of these products are consumable in nature or represent components of consumer products.

We sell primarily to major companies in the healthcare and consumer products industries. Our customers include CIBA Vision, Johnson & Johnson, Scotts, Whirlpool and Winchester, among others.

We also supply plastic products and parts to both our branded consumables (plastic cutlery and closures) and home vacuum packaging (plastic containers) segments.

We focus our sales and marketing efforts in those markets that require high levels of precision, quality, and engineering expertise.

Penny blanks are primarily made of zinc and coated in copper.



Zinc strip is produced in our plant.



An array of zinc strip products.



OTHER

We are the largest producer of zinc strip and fabricated products in the United States. We are the sole source supplier of copper plated zinc penny blanks to both the United States Mint and the Royal Canadian Mint.



In addition, we manufacture a line of industrial zinc items used in the plumbing, automotive, electrical component and European architectural markets. Our anti-corrosion zinc Lifejacket® is gaining recognition as a cost-effective solution to arrest the corrosion of the reinforcement steel within poured concrete structures (see image to the right).

Our sales and marketing team consists of individuals with considerable technical background in the field of metallurgy, who focus on leveraging our core capabilities in zinc metallurgy and electrochemistry to capitalize on new market opportunities. The sales and marketing staff work closely with our engineering and technical services group to deliver products to the customer.

Jarden Corporation
Selected Financial Data

The following table sets forth our selected financial data as of and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998. The selected financial data set forth below has been derived from our audited consolidated financial statements and related notes for the respective fiscal years. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as our consolidated financial statements and notes thereto. These historical results are not necessarily indicative of the results to be expected in the future.

	For the year ended December 31,				
	2002 (a) (b)	2001 (c)	2000 (d)	1999 (e)	1998 (f)
	(in thousands, except per share data)				
STATEMENT OF OPERATIONS DATA:					
Net sales	$368,199	$ 304,978	$357,356	$358,031	$258,489
Costs and expenses:					
Cost of sales	216,629	232,634	274,248	256,201	187,295
Selling, general and administrative expenses	86,461	53,254	57,342	56,429	38,331
Goodwill amortization	–	5,153	6,404	4,605	1,399
Special charges (credits) and reorganization expenses (g)	–	4,978	380	2,314	1,260
Loss (gain) on divestiture of assets and product lines.	–	122,887	–	(19,678)	–
Operating income (loss)	65,109	(113,928)	18,982	58,160	30,204
Interest expense, net	12,611	11,791	11,917	8,395	1,822
Income tax provision (benefit)	16,189	(40,443)	2,402	19,458	10,785
Minority interest in gain (loss) of consolidated subsidiary	–	153	(259)	–	–
Income (loss) from continuing operations	36,309	(85,429)	4,922	30,307	17,597
Loss from discontinued operations	–	–	–	(87)	(1,870)
Extraordinary loss from early extinguishment of debt (net of income taxes)	–	–	–	(1,028)	–
Net income (loss)	$ 36,309	$ (85,429)	$ 4,922	$ 29,192	$ 15,727
Basic earnings (loss) per share (h):					
Income (loss) from continuing operations	$ 2.60	$ (6.71)	$ 0.39	$ 2.25	$ 1.24
Loss from discontinued operations	–	–	–	(.01)	(.13)
Extraordinary loss from early extinguishment of debt (net of income taxes)	–	–	–	(.07)	–
	$ 2.60	$ (6.71)	$ 0.39	$ 2.17	$ 1.11
Diluted earnings (loss) per share (h):					
Income (loss) from continuing operations	$ 2.52	$ (6.71)	$ 0.39	$ 2.22	$ 1.22
Loss from discontinued operations	–	–	–	(.01)	(.13)
Extraordinary loss from early extinguishment of debt (net of income taxes)	–	–	–	(.07)	–
	$ 2.52	$ (6.71)	$ 0.39	$ 2.14	$ 1.09

Jarden Corporation
Selected Financial Data (Continued)

	As of and for the year ended December 31,				
	2002 (a) (b)	2001 (c)	2000 (d)	1999 (e)	1998 (f)
			(in thousands)		
OTHER FINANCIAL DATA:					
EBITDA (i)	$ 75,110	$ 32,734	$ 40,673	$ 58,493	$ 42,012
Cash flows from operations	69,551	39,857	19,144	22,324	27,388
Depreciation and amortization	10,001	18,797	21,311	17,697	10,548
Capital expenditures	9,277	9,707	13,637	16,628	11,909
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 56,779	$ 6,376	$ 3,303	$ 17,394	$ 21,454
Working capital	101,557	8,035	22,975	54,611	46,923
Total assets	366,765	162,234	310,429	340,364	166,974
Total debt	216,955	84,875	137,060	140,761	25,715
Total stockholders' equity	76,764	35,129	118,221	123,025	94,893

(a) The results of Tilia are included from April 1, 2002.

(b) 2002 includes a net release of a $4.4 million tax valuation allowance. Adjusting for the net release of the valuation allowance, the Company's diluted earnings per share for 2002 would have been $2.22.

(c) 2001 includes a $121.1 million pretax loss on the sale of thermoforming assets, a $2.3 million pretax charge associated with corporate restructuring, a $1.4 million pretax loss on the sale of the Company's interest in Microlin, LLC, $2.6 million of pretax separation costs related to the management reorganization, $1.4 million of pretax costs to evaluate strategic options, $1.4 million of pretax costs to exit facilities, a $2.4 million pretax charge for stock option compensation, $4.1 million of pretax income associated with the discharge of deferred compensation obligations and a $1.0 million pretax gain related to an insurance recovery.

(d) 2000 includes $1.6 million of pretax income associated with the reduction in long-term performance-based compensation, $1.4 million in pretax litigation charges, net of recoveries and $0.6 million of pretax costs to evaluate strategic options.

(e) 1999 includes a $19.7 million pretax gain on the sale of the plastic packaging product line and a $2.3 million pretax charge to exit a plastic thermoforming facility.

(f) 1998 includes a $1.3 million pretax charge to exit a plastic injection molding facility.

(g) Special charges (credits) and reorganization expenses were comprised of costs to evaluate strategic options, discharge of deferred compensation obligations, separation costs for former officers, stock option compensation, corporate restructuring costs, costs to exit facilities, reduction of long-term performance based compensation, litigation charges and items related to our divested thermoforming operations.

(h) All earnings per share amounts have been adjusted to give effect to a 2-for-1 split of our outstanding shares of common stock that was effected during the second quarter of 2002.

(i) "EBITDA" is calculated as operating income (loss) plus (i) depreciation and amortization, (ii) special charges (credits) and reorganization expenses and (iii) loss (gain) on divestiture of assets and product lines. EBITDA is not intended to represent cash flow from operations as defined by accounting principles generally accepted in the United States and should not be used as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. EBITDA is included in this Form 10-K because it is a basis upon which our management assesses financial performance. While EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Quarterly Stock Prices

The table below sets forth the high and low sales prices of our common stock as reported on the New York Stock Exchange for the periods indicated. All prices have been adjusted to reflect the 2-for-1 stock split that occurred during the second quarter of 2002:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
High	$15.00	$19.96	$27.46	$27.70
Low	$ 7.57	$13.25	$18.35	$20.00
2001				
High	$ 7.56	$ 8.07	$ 6.51	$ 8.02
Low	$ 6.15	$ 5.82	$ 5.35	$ 5.65

Jarden Corporation
Management's Discussion and Analysis

We are a leading provider of niche, branded consumer products used in the home, under leading brand names including Ball®, Bernardin®, Diamond®, FoodSaver®, Forster® and Kerr®. In North America, we are the market leader in several targeted categories, including home canning, branded retail plastic cutlery, kitchen matches, toothpicks and home vacuum packaging.

We have grown by actively acquiring new brands and expanding our existing brands. Our strategy to achieve future growth is to acquire new brands, sustain profitable internal growth and expand our international business.

On April 24, 2002, we completed our acquisition of the business of Tilia International, Inc. and its subsidiaries (collectively "Tilia"), pursuant to an asset purchase agreement (the "Acquisition"). Based in San Francisco, California, Tilia was a developer, manufacturer and marketer of a patented vacuum packaging system for home use, primarily for food storage, under the FoodSaver® brand. The Acquisition was entered into as part of our plan to pursue growth in branded consumer products. We acquired the business of Tilia for approximately $145 million in cash and $15 million in seller debt financing. In addition, the Acquisition includes an earn-out provision with a potential payment in cash or our common stock of up to $25 million payable in 2005, provided that certain earnings performance targets are met. In conjunction with the Acquisition, we incurred expenses in the amount of approximately $4.5 million. Due to the Company having effective control of the business of Tilia as of April 1, 2002, the results of Tilia have been included in the Company's results from such date.

Effective November 26, 2001, we sold the assets of our Triangle, TriEnda and Synergy World plastic thermoforming operations ("TPD Assets") to Wilbert, Inc. for $21.0 million in cash, a non-interest bearing one-year note ("Wilbert Note") as well as the assumption of certain identified liabilities. The carrying amount on the Wilbert Note of $1.6 million was repaid on November 25, 2002. In connection with this sale, we recorded a pre-tax loss of approximately $121.1 million in 2001. The proceeds from the sale were used to pay down the Company's term debt under its old credit agreement.

Effective November 1, 2001, we sold our majority interest in Microlin, LLC ("Microlin"), a developer of proprietary battery and fluid delivery technology, for $1,000 in cash plus contingent consideration based upon future performance through December 31, 2012 and the cancellation of future funding requirements. We recorded a pretax loss of $1.4 million in 2001 related to the sale.

Pro forma financial information relating to the Acquisition and the sales of TPD Assets and Microlin has been included in the notes to our consolidated financial statements.

On September 24, 2001, our board of directors appointed Martin E. Franklin as our Chairman and Chief Executive Officer and Ian G.H. Ashken as our Vice Chairman, Chief Financial Officer and Secretary. Following this appointment we undertook a new business and management strategy to concentrate on niche, branded consumer products, which led to the sale of the TPD Assets and the Acquisition. During 2002, we revised our business segment information to report four business segments: branded consumables, home vacuum packaging, plastic consumables and other. Prior periods have been reclassified to conform to the current segment definitions.

Results of Operations – Comparing 2002 to 2001

We reported net sales of $368.2 million in 2002, an increase of 20.7% from net sales of $305.0 million in 2001. From April 1, 2002 onwards, our home vacuum packaging segment, which consists of the newly acquired Tilia business, generated net sales of $145.3 million. Our branded consumables segment reported net sales of $112.3 million in 2002 compared to $120.6 million in 2001. Net sales were $8.3 million or 6.9% lower than 2001, principally due to severe drought weather conditions during summer 2002 in the South, Southeast and West Central regions of the United States. Our plastic consumables segment reported net sales of $70.6 million in 2002 compared to $139.9 million in 2001. The principal cause of the $69.3 million decrease was the divestiture of the TPD Assets and Microlin, which accounted for $63.3 million of such change (after adjusting for $1.2 million of intercompany sales to these businesses). The remaining $6.0 million is principally due to lower tooling sales and a contractual sales price reduction to a significant customer. In the other segment, net sales decreased to $41.0 million in 2002 from $45.5 million in 2001, primarily due to reduced sales to the United States Mint in connection with its inventory reduction program for all coinage.

We reported operating income of $65.1 million for 2002. These results compare to an operating loss of $113.9 million for 2001, which included special charges (credits) and reorganization expenses of $5.0 million and a loss on divestitures of assets and product lines of $122.9 million. All of our segments generated increases in operating income in 2002 from 2001, with the exception of the other segment, which had a small decrease but still maintained a constant operating income percentage of net sales in 2002. From April 1, 2002 onwards, our home vacuum packaging segment, which consists of the newly acquired Tilia business, generated operating income of $31.7 million. Operating income for our branded consumables and plastic consumables segments increased by $4.7 million and $14.4 million, respectively, in 2002 compared to 2001. The other factors that contributed to these favorable operating income results are discussed in the following two paragraphs.

Gross margin percentages on a consolidated basis increased to 41.2% in 2002 from 23.7% in 2001, reflecting the higher gross margins of the acquired home vacuum packaging business in 2002, the lower gross margins of the disposed TPD Assets and Microlin businesses in 2001, a $1.5 million charge for slow moving inventory in the branded consumables segment in 2001 and cost efficiency increases in our plastic consumables segment. These increases were partially offset by lower gross margins in the branded consumables segment caused by the lower sales volume.

Selling, general and administrative expenses increased to $86.5 million in 2002 from $53.3 million in 2001, or, as a percentage of net sales increased to 23.5% in 2002 from 17.5% in 2001. This increase was principally due to the acquisition of the home vacuum packaging business, which accounted for an additional $46.3 million of selling, general and administrative expenses, and because of company-wide increased performance-based compensation expenses related to our strong financial performance in 2002. Partially offsetting this were decreases in selling, general and administrative expenses in our branded consumables, plastic consumables and other segments. Expenses within the branded consumables segment decreased due to lower selling expenses associated with the decrease in net sales discussed above. Expenses within our plastic consumables segment decreased primarily due to the divestiture of TPD Assets and Microlin, which accounted for $11.7 million of this decline, and lower expenses in the remaining business of the segment.

We incurred net special charges (credits) and reorganization expenses of $5.0 million in 2001, consisting of $0.8 million in costs to exit facilities, $2.4 million in stock option compensation, $2.3 million in corporate restructuring costs, $2.6 million in separation costs for former executive officers and $1.4 million of costs to evaluate strategic options, partially offset by $4.1 million in pre-tax income related to the discharge of certain deferred compensation obligations and $0.4 million of income for items related to the divested TPD Assets.

As a result of the adoption of SFAS No. 142, we did not record goodwill amortization in 2002. Goodwill amortization of approximately $5.2 million had been recorded in 2001.

Net interest expense in 2002 was $12.6 million compared to $11.8 million for 2001, primarily due to the additional indebtedness assumed pursuant to the Acquisition, partially offset by the write-off in 2001 of $1.5 million of previously deferred debt issuance costs in November 2001 in conjunction with the amendment to our credit facility effected in connection with the TPD Assets sale. During 2002, we had a lower weighted average interest rate than the prior year, which was more than offset by higher average borrowings outstanding.

Our effective tax rate was 30.8% in 2002 compared to 32.2% in 2001. At December 31, 2001, we had federal net operating losses that were recorded as a deferred tax asset with a valuation allowance of $5.4 million. Due to the impact of the Job Creation Act and the tax refunds that we received as a result, a net $4.4 million of this valuation allowance was released in 2002 resulting in an income tax provision of $16.2 million. Our net income for 2002 would have been $31.9 million or $2.22 diluted earnings per share if this valuation allowance release was excluded. Excluding the release of this valuation allowance, our effective tax rate was approximately 39.2% in 2002. The effective tax rate in 2001 was lower than the statutory federal rate due to the valuation allowance described above.

Results of Operations – Comparing 2001 to 2000

We reported consolidated net sales of $305.0 million in 2001, a decrease of 14.7% from net sales of $357.4 million in 2000. Net sales of the branded consumables segment were $120.6 million in 2001 compared to $120.4 million in 2000. Increased sales in the United States were offset by decreased sales in Canada due to unfavorable weather conditions and customers carrying higher levels of inventory over from 2000. Net sales within the plastic consumables segment were $139.9 million in 2001 compared to $179.3 million in 2000. The decrease of $39.4 million or 22.0% was due primarily to (i) lower demand for industrial thermoformed parts (part of the divested TPD Assets) in the heavy truck and material handling markets, and (ii) the fact that 2001 did not include December sales for the divested TPD Assets. Net sales of the other segment decreased to $45.5 million in 2001 from $58.8 million in 2000. This decrease of $13.3 million or 22.6% resulted from lower demand in all of our zinc product lines.

Our operating loss for 2001 was $113.9 million, including special charges (credits) and reorganization expenses of $5.0 million and a total loss on divestitures of assets and product lines of $122.9 million. These results compare to operating income for 2000 of $19.0 million. The factors that contributed to these results are discussed in the following two paragraphs.

Gross margin percentages increased to 23.7% in 2001 from 23.3% in 2000. Gross margin percentages increased for branded consumables due primarily to cost efficiencies which continued during 2001 as the benefits of the segment's SAP system implementation continued to be realized. The plastic consumables segment gross margin percentages declined from 16% in 2000 to 13% in 2001. This decrease in gross margin percentage was due primarily to (i) lower sales of plastic thermoformed parts (part of the divested TPD Assets) resulting in diminished operating efficiencies, and (ii) lower sales volumes causing fixed overhead costs to be allocated to less sales of injection molded plastic parts. There was an increase in the other segment's gross margin percentages from 28% in 2000 to 29% in 2001.

Selling, general and administrative expenses decreased 7.1% to $53.3 million in 2001 from $57.3 million in 2000, or, as a percentage of sales increased to 17.5% in 2001 from 16.0% in 2000. Branded consumables expenses decreased primarily due to lower expenses associated with sales and marketing, warehousing and shipping. Expenses within the plastic consumables segment decreased primarily as a result of the cost savings realized due to a third quarter 2000 realignment and consolidation of our divested TPD Assets and the fact that 2001 did not include December expenses for the divested TPD Assets. Excluding the TPD Assets, selling, general and administrative expenses in the remainder of the plastic consumables segment and the other segment remained relatively constant.

Goodwill amortization decreased from $6.4 million in 2000 to $5.2 million in 2001 due primarily to our November 2001 sale of the TPD Assets included in the plastic consumables segment.

We incurred net special charges (credits) and reorganization expenses of $5.0 million in 2001, consisting of $0.8 million in costs to exit facilities, $2.4 million in stock option compensation, $2.3 million in corporate restructuring costs, $2.6 million in separation costs for former executive officers and $1.4 million of costs to evaluate strategic options, partially offset by $4.1 million in pre-tax income related to the discharge of certain deferred compensation obligations and $0.4 million of income for items related to the divested TPD Assets.

Net interest expense in 2001 was $11.8 million compared to $11.9 million for 2000. The effects of lower average borrowings outstanding and lower interest rates during 2001 were offset by the write-off of $1.5 million of previously deferred debt issuance costs in November 2001 in conjunction with the amendment to our credit facility effected in connection with the sale of TPD Assets. Our effective interest rate for the year ended December 31, 2001 was 7.7%. As a result of decreasing interest rates during 2001, our interest rate swaps, which were at a fixed interest rate of 5.7%, resulted in additional interest expense to us during the year ended December 31, 2001.

Our effective tax rate was 32.2% for 2001 compared to 34.0% for 2000. The effective rate for 2001 is lower than the statutory federal rate primarily because it includes a valuation allowance for tax benefits associated with the loss on the sale of the TPD Assets. The effective rate for 2000 reflects the recognition of a tax benefit from exiting the Central European home canning test market.

Financial Condition, Liquidity and Capital Resources

During 2002, we made the following changes to our capital resources in connection with the financing of the Acquisition:

- completed an offering of $150 million of 9¾% senior subordinated notes ("Notes") to qualified institutional buyers in a private placement pursuant to Rule 144A under the Securities Act of 1933, which were later wholly exchanged pursuant to an offering for 9¾% senior subordinated notes which are registered under the Securities Act of 1933, as amended ("New Notes");
- in conjunction with the Notes, entered into a $75 million interest rate swap to receive a fixed rate of interest and pay a variable rate of interest based upon LIBOR;
- refinanced our existing indebtedness with a new $100 million five-year senior secured credit facility, which included a $50 million term loan facility and a $50 million revolving credit facility ("New Credit Agreement"); and
- entered into $15 million of seller debt financing.

The Notes were issued at a discount such that we received approximately $147.7 million in net proceeds. The Notes will mature on May 1, 2012, however, on or after May 1, 2007, we may redeem all or part of the Notes at any time at a redemption price ranging from 100% to 104.875% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any. Prior to May 1, 2005, we may redeem up to 35% of the aggregate principal amount of the Notes with the net cash proceeds from certain public equity offerings at a redemption price of 109.75% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any. Interest on the Notes accrues at the rate of 9.75% per annum and is payable semi-annually in arrears on May 1 and November 1, with the first payment having occurred on November 1, 2002.

During December 2002, the Company completed an offering to the holders of the Notes to exchange the Notes for the New Notes. The New Notes are substantially similar to the Notes except that certain mandatory redemption provisions and the transfer restrictions applicable to the Notes are not applicable to the New Notes.

In conjunction with the Notes, on April 24, 2002, we entered into a $75 million interest rate swap ("Initial Swap") to receive a fixed rate of interest and pay a variable rate of interest based upon LIBOR. The Initial Swap had a maturity date that was the same as the Notes. Interest was payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2002. The initial effective rate of interest that we established on this swap was 6.05%. This contract was considered to be an effective hedge against changes in the fair value of our fixed-rate debt obligation for both tax and accounting purposes.

Effective September 12, 2002, we entered into an agreement, whereby we unwound the Initial Swap and contemporaneously entered into a new $75 million interest rate swap ("Replacement Swap"). The Replacement Swap has the same terms as the Initial Swap, except that we will pay a variable rate of interest based upon 6 month LIBOR in arrears. The spread on this contract is 470 basis points. Based upon this contract, we paid an effective interest rate of 6.32% on November 1, 2002. In return for unwinding the Initial Swap, we received $5.4 million in cash proceeds, of which $1 million related to accrued interest that was owed to us. The remaining $4.4 million of proceeds will be amortized over the remaining life of the Notes as a credit to interest expense and is included in our consolidated balance sheet as an increase to the value of the long-term debt. Such amortization amount offsets the increased effective rate of interest that we pay on the Replacement Swap. We have continued to accrue interest on the Replacement Swap at a 6.32% effective rate for the remainder of 2002.

The Replacement Swap is also considered to be an effective hedge against changes in the fair value of our fixed-rate debt obligation for both tax and accounting purposes. The fair market value of the interest rate swap as of December 31, 2002 was approximately $2.4 million and is included as an asset within other assets in the consolidated balance sheet, with a corresponding offset to long-term debt. We are exposed to credit loss in the event of non-performance by the other party to the Replacement Swap, a large financial institution, however, we do not anticipate non-performance by the other party.

The New Credit Agreement matures on April 24, 2007. The revolving credit facility and the term loan facility bear interest at a rate equal to (i) the Eurodollar Rate pursuant to an agreed formula or (ii) a Base Rate equal to the higher of (a) the Bank of America prime rate and (b) the federal funds rate plus .50%, plus, in each case, an applicable margin ranging from 2.00% to 2.75% for Eurodollar Rate loans and from .75% to 1.5% for Base Rate loans.

The New Credit Agreement contains certain restrictions on the conduct of our business, including, among other things restrictions, generally, on:

- incurring debt;
- making investments;
- exceeding certain agreed upon capital expenditures;
- creating or suffering liens;
- completing certain mergers;
- consolidations and sales of assets and, with permitted exceptions, acquisitions;
- declaring dividends;
- redeeming or prepaying other debt; and
- certain transactions with affiliates.

The New Credit Agreement also requires us to maintain certain financial covenants.

During 2002, we incurred costs in connection with the issuance of the Notes, the New Notes and the New Credit Agreement of approximately $7.4 million.

The seller debt financing for the Acquisition consists of a non-interest bearing note in the principal amount of $10 million that is due on March 31, 2003 and a note in the principal amount of $5 million, bearing interest at 5%, which is due on April 24, 2004. For accounting purposes, we have imputed an interest rate of 5% on the $10 million non-interest bearing note.

Until it was replaced by the New Credit Agreement on April 24, 2002, our senior credit facility, as amended ("Old Credit Agreement"), provided for a revolving credit facility of $40 million and a term loan which amortized periodically as required by the terms of the agreement. Interest on borrowings under the Old Credit Agreement's term loan and the revolving credit facilities were based upon fixed increments over adjusted LIBOR or the agent bank's alternate borrowing rate as defined in the agreement. The agreement also required the payment of commitment fees on the unused balance. During the first quarter of 2002, approximately $38 million of tax refunds we received were used to repay a portion of the outstanding amounts under the Old Credit Agreement.

In May 1999, we entered into a three-year interest rate swap with an initial notional value of $90 million. The swap effectively fixed the interest rate on approximately 60% of our term debt at a maximum rate of 7.98% for the three-year period. The swap matured and was terminated in March 2002.

As of December 31, 2002, we had $47.5 million outstanding under the term loan facility of the New Credit Agreement, with a weighted average interest rate of 4.3%. As of December 31, 2002, we had not drawn down any of the $50 million available under the revolving credit facility of the New Credit Agreement, although we have used approximately $4.2 million of availability for the issuance of letters of credit. See "Recent Developments" below, for a discussion of the recent amendment to our New Credit Agreement.

As a result of the losses arising from the sale of the TPD Assets, we recovered in January 2002 approximately $15.7 million of federal income taxes paid in 1999 and 2000 by utilizing the carryback of a tax net operating loss generated in 2001. On March 9, 2002, The Job Creation and Workers Assistance Act of 2002 was enacted which provides, in part, for the carryback of 2001 net operating losses for five years instead of the previous two year period. As a result, we filed for an additional refund of $22.8 million, of which $22.2 million was received in March 2002 and the remainder was received in April 2002.

Working capital (defined as current assets less current liabilities) increased to approximately $101.6 million at December 31, 2002 from approximately $8.0 million at December 31, 2001 due primarily to:

- the working capital of the acquired home vacuum packaging business;
- a lower amount of current portion of debt and increased cash on hand amounts caused by our favorable operating results and the new financing relationships discussed above; and
- the receipt of $22.3 million of tax refunds which had not been included in working capital in 2001.

Cash flow generated from operations, excluding net income tax refunds was approximately $31.0 million for the year ended December 31, 2002.

Capital expenditures were $9.3 million in 2002 compared to $9.7 million for 2001 and are largely related to maintaining facilities, tooling projects, improving manufacturing efficiencies and a portion of the costs of the installation of new packaging lines for the branded consumables segment. As of December 31, 2002, we had capital expenditure commitments in the aggregate for all our segments of approximately $3.9 million, of which $2.5 million relates to the completion of the new packaging lines for the branded consumables segment. As of December 31, 2002, our home vacuum packaging segment had committed to purchase $18.5 million of inventory from various vendors in the year 2003. Additionally, as of December 31, 2002, our other segment had forward buy contracts for 2003 to purchase zinc ingots in the aggregate amount of approximately $2.5 million, which are expected to be used in operations in 2003.

We believe that cash generated from our operations and our availability under our senior credit facility, are adequate to satisfy our working capital and capital expenditure requirements for the foreseeable future. However, we may raise additional capital from time to time to take advantage of favorable conditions in the capital markets or in connection with our corporate development activities.

The following table includes aggregate information about our contractual obligations as of December 31, 2002 and the periods in which payments are due. Certain of these amounts are not required to be included in our consolidated balance sheet:

	Payments due by period (in millions)				
	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
Debt (1)	$212.5	$ 16.3	$ 25.0	$ 21.2	$150.0
Operating Leases	16.1	5.6	8.4	2.1	–
Unconditional Purchase Obligations	24.9	24.9	–	–	–
Other Non-current Obligations	2.8	1.8	1.0	–	–
Total Contractual Cash Obligations	$256.3	$ 48.6	$ 34.4	$ 23.3	$150.0

(1) The debt amounts are based on the principal payments that will be due upon their maturity and exclude approximately $6.6 million of non-debt balances arising from the interest rate swap transactions described in the notes to our consolidated financial statements.

Commercial commitments are items that we could be obligated to pay in the future:

- As of December 31, 2002, we had $4.2 million in standby and commercial letters of credit that all expire in 2003;
- In connection with the Acquisition, we may be obligated to pay an earn-out in cash or our common stock of up to $25 million in 2005, provided that certain earnings performance targets are met; and
- In connection with a contract we have entered into to acquire additional intellectual property, we may be obligated to pay up to $7.5 million between 2003 and 2009, providing certain contractual obligations, including the issuance of patents amongst other things, are satisfied.

These amounts are not required to be included in our consolidated balance sheet.

Recent Developments

In January 2003, we filed a shelf registration statement, which was declared effective by the Securities and Exchange Commission (the "Commission") on January 31, 2003. This shelf registration statement is intended to facilitate our access to growth capital for future acquisitions and allows us to sell over time up to $150 million of common stock, preferred stock, warrants, debt securities, or any combination of these securities in one or more separate offerings in amounts, at prices and on terms to be determined at the time of the sale.

On February 7, 2003, we completed our acquisition of the business of Diamond Brands, Incorporated, and its subsidiaries ("Diamond Brands"), a manufacturer and distributor of kitchen matches, toothpicks and retail plastic cutlery under the Diamond® and Forster® trademarks, pursuant to an asset purchase agreement. The purchase price of this transaction was approximately $86 million in cash, net of cash on hand at Diamond Brands, paid at closing and a deferred payment in the amount of $6 million payable in cash or our common stock, at our election, on or before August 7, 2003. In connection with this acquisition, we amended our New Credit Agreement, increasing our term loan facility by $10 million and our revolving loan facility by $20 million. We used cash on hand and draw downs under our debt facilities to finance the transaction. As of December 31, 2002, approximately $1.5 million for an escrow deposit and expenses related to the Diamond Brands acquisition had been capitalized and included in our balance sheet. Following this acquisition and the effectiveness of our amendment, we had outstanding $57.5 million under our term loan facility and $14 million under our revolving credit facility. After taking account of the outstanding amount and issued letters of credit, we had approximately $45.8 million of availability remaining under the revolving credit agreement.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make judgments, estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The following list of critical accounting policies is not intended to be a comprehensive list of all our accounting policies. Our significant accounting policies are more fully described in the notes to our consolidated financial statements. The following represents a summary of our critical accounting policies, defined as those policies that we believe are the most important to the portrayal of our financial condition and results of operations, and/or require management's significant judgments and estimates:

Revenue recognition and product returns

We recognize revenue when title transfers. In most cases, title transfers at the time product is shipped to customers. We allow customers to return defective or damaged products as well as certain other products for credit, replacement, or exchange. Our revenue is recognized as the net amount to be received after deducting estimated amounts for product returns, discounts, and allowances. We estimate future product returns based upon historical return rates and our judgment. If these estimates do not properly reflect future returns, they could be revised.

Accounts receivable

We maintain an allowance for doubtful accounts for estimated losses that may result from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate or our judgment regarding their financial condition was to change negatively, additional allowances may be required resulting in a charge to income in the period such determination was made. Conversely, if the financial condition of our customers were to improve or our judgment regarding their financial condition was to change positively, a reduction in the allowances may be required resulting in an increase in income in the period such determination was made.

Inventory

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by us, additional inventory write-downs may be required resulting in a charge to income in the period such determination was made. Conversely, if actual market conditions are more favorable than those projected by us, a reduction in the write down may be required resulting in an increase in income in the period such determination was made.

Deferred tax assets

We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should we determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Intangible assets

We have significant intangible assets on our balance sheet that include goodwill, trademarks and other intangibles fair valued in conjunction with acquisitions. The valuation and classification of these assets and the assignment of amortizable lives involves significant judgments and the use of estimates. The testing of these intangibles under established guidelines for impairment also requires significant use of judgment and assumptions. Our assets are tested and reviewed for impairment on an ongoing basis under the established accounting guidelines. Changes in business conditions could potentially require adjustments to these asset valuations.

Contingencies

We are involved in various legal disputes in the ordinary course of business. In addition, the Environmental Protection Agency has designated our Company as a potentially responsible party, along with numerous other companies, for the clean up of several hazardous waste sites. Based on currently available information, we do not believe that the disposition of any of the legal or environmental disputes our Company is currently involved in will require material capital or operating expenditures or will otherwise have a material adverse effect upon the financial condition, results of operations, cash flows or competitive position of our Company. It is possible, that as additional information becomes available, the impact on our Company of an adverse determination could have a different effect.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests in accordance with the statements. Other intangible assets continue to be amortized over their useful lives. We applied the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. We have performed the required tests of goodwill and indefinite lived intangible assets and, based on the results, have not recorded any charges related to the adoption of and subsequent conformity with SFAS No. 142. In 2001 and 2000, we recorded goodwill amortization of $5.2 million and $6.4 million, respectively. The adoption of SFAS No. 141 did not have a material impact on our results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective for fiscal years beginning after December 15, 2001. This standard superceded Statement of Financial Accounting Standard No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and provided a single accounting model for long-lived assets to be disposed of. The new standard also superceded the provisions of APB Opinion No. 30 with regard to reporting the effects of a disposal of a segment of a business and required expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred. SFAS No. 144 was effective for our business beginning with the first quarter of 2002 and its adoption did not have a material impact on our results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145, Recision of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2000. SFAS No. 145 revises the criteria for classifying the extinguishment of debt as extraordinary and the accounting treatment of certain lease modifications. SFAS No. 145 is effective in fiscal 2003 and we do not expect it to have a material impact on our consolidated financial statements. In 2003, we will conform with the requirements of SFAS No. 145 in our Selected Financial Data disclosure in connection with our early extinguishment of debt that occurred in 1999.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 provides guidance on the timing of the recognition of costs associated with exit or disposal activities. The new guidance requires costs associated with exit or disposal activities to be recognized when incurred. Previous guidance required recognition of costs at the date of commitment to an exit or disposal plan. The provisions of the statement are to be adopted prospectively for exit activities after December 31, 2002. Although SFAS No. 146 may impact the accounting for costs related to exit or disposal activities that we may enter into in the future, particularly the timing of recognition of these costs, the adoption of the statement will not have an impact on our present financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based methods of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The additional disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. As provided for in SFAS No. 148, we have elected to continue to follow the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, to account for stock options.

Forward-Looking Statements

From time to time, we may make or publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, and similar matters. Such statements are necessarily estimates reflecting management's best judgment based on current information. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Such statements are usually identified by the use of words or phrases such as "believes," "anticipates," "expects," "estimates," "planned," "outlook" and "goal." Because forward-looking statements involve risks and uncertainties, our actual results could differ materially. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in forward-looking statements.

While it is impossible to identify all such factors, the risks and uncertainties that may affect the operations, performance and results of our business include the following:

- Our significant indebtedness could adversely affect our financial health, and prevent us from fulfilling our obligations under the New Notes and the New Credit Agreement;
- We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control;
- Reductions, cancellations or delays in customer purchases would adversely affect our profitability;
- We may be adversely affected by the financial health of the U.S. retail industry;

- We may be adversely affected by the trend towards retail trade consolidation;
- Sales of some of our products are seasonal and weather related;
- Competition in our industries may hinder our ability to execute our business strategy, sustain profitability, or maintain relationships with existing customers;
- If we fail to develop new or expand existing customer relationships, our ability to grow our business will be impaired;
- Our operations are subject to a number of Federal, state and local environmental regulations;
- We may be adversely affected by remediation obligations mandated by applicable environmental laws;
- We depend on key personnel;
- We enter into contracts with the United States government and other governments;
- Our operating results can be adversely affected by changes in the cost or availability of raw materials;
- We may have difficulty in integrating acquired businesses, which may interrupt our business operations;
- Continuation of the United States penny as a currency denomination;
- Our business could be adversely affected because of risks which are particular to international operations;
- We depend on our patents and proprietary rights;
- We may be adversely affected by problems that may arise between certain of our vendors, customers, and transportation services that we rely on and their respective labor unions that represent certain of their employees;
- Certain of our employees are represented by labor unions; and
- Any other factors which may be identified from time to time in our periodic Commission filings and other public announcements.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statement, we do not intend to update forward-looking statements.

Quantitative and Qualitative Disclosures About Market Risk

In general, business enterprises can be exposed to market risks including fluctuations in commodity prices, foreign currency values, and interest rates that can affect the cost of operating, investing, and financing. The Company's exposures to these risks are low. The majority of the Company's zinc business is conducted on a tolling basis whereby customers supply zinc to the Company for processing, or supply contracts provide for fluctuations in the price of zinc to be passed on to the customer. The Company's plastic consumables business purchases resin from regular commercial sources of supply and, in most cases, multiple sources. The supply and demand for plastic resins is subject to cyclical and other market factors. With many of our customers, we have the ability to pass through price increases with an increase in our selling price and certain of our customers purchase the resin used in products we manufacture for them.

The Company, from time to time, invests in short-term financial instruments with original maturities usually less than fifty days. The Company is exposed to short-term interest rate variations with respect to Eurodollar or Base Rate on its term and revolving debt obligations and 6 month LIBOR in arrears on its interest rate swap. The spread on the interest rate swap is 470 basis points. Settlements on the interest rate swap are made on May 1 and November 1, with the first one having been made on November 1, 2002. The Company is exposed to credit loss in the event of non-performance by the other party to the swap, a large financial institution, however, the Company does not anticipate non-performance by the other party.

Changes in Eurodollar or LIBOR interest rates would affect the earnings of the Company either positively or negatively depending on the changes in short-term interest rates. Assuming that Eurodollar and LIBOR rates each increased 100 basis points over period end rates on the outstanding term debt and interest rate swap, the Company's interest expense would have increased by approximately $0.8 million and $0.5 million for 2002 and 2001, respectively. The amounts were determined by considering the impact of the hypothetical interest rates on the Company's borrowing cost, short-term investment rates, interest rate swap and estimated cash flow. Actual changes in rates may differ from the assumptions used in computing this exposure.

The Company does not invest or trade in any derivative financial or commodity instruments, nor does it invest in any foreign financial instruments.

Jarden Corporation
Report of Independent Auditors

Board of Directors and Shareholders
Jarden Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Jarden Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jarden Corporation and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

/s/ ERNST & YOUNG LLP

New York, New York
January 30, 2003

Jarden Corporation
Consolidated Statements of Operations

	(in thousands, except per share amounts)		
	Year ended December 31,		
	2002	2001	2000
Net sales	$368,199	$ 304,978	$357,356
Costs and expenses:			
Cost of sales	216,629	232,634	274,248
Selling, general and administrative expenses	86,461	53,254	57,342
Goodwill amortization	–	5,153	6,404
Special charges (credits) and reorganization expenses	–	4,978	380
Loss on divestitures of assets and product lines	–	122,887	–
Operating income (loss)	65,109	(113,928)	18,982
Interest expense, net	12,611	11,791	11,917
Income (loss) before taxes and minority interest	52,498	(125,719)	7,065
Income tax provision (benefit)	16,189	(40,443)	2,402
Minority interest in gain (loss) of consolidated subsidiary	–	153	(259)
Net income (loss)	$ 36,309	$ (85,429)	$ 4,922
Basic earnings (loss) per share:			
Net income (loss)	$ 2.60	$ (6.71)	$ 0.39
Diluted earnings (loss) per share:			
Net income (loss)	$ 2.52	$ (6.71)	$ 0.39
Weighted average shares outstanding:			
Basic	13,940	12,726	12,676
Diluted	14,392	12,726	12,766

The accompanying notes are an integral part of the consolidated financial statements.

Jarden Corporation
Consolidated Balance Sheets

	(in thousands, except per share amounts) December 31, 2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 56,779	$ 6,376
Accounts receivable, net of allowances of $6,095 and $778	40,470	14,917
Income taxes receivable	1,039	16,252
Inventories, net	59,463	26,994
Deferred taxes on income	10,312	4,832
Prepaid expenses and other current assets	4,667	3,134
Total current assets	172,730	72,505
Non-current assets:		
Property, plant and equipment, at cost		
Land	782	782
Buildings	25,109	24,356
Machinery and equipment	115,637	106,106
	141,528	131,244
Accumulated depreciation	(96,291)	(87,701)
	45,237	43,543
Intangibles, net	134,060	15,487
Deferred taxes on income	–	25,417
Other assets	14,738	5,282
Total assets	$366,765	$162,234
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt and current portion of long-term debt	$ 16,117	$ 28,500
Accounts payable	18,466	14,197
Accrued salaries, wages and employee benefits	13,559	9,252
Other current liabilities	23,031	12,521
Total current liabilities	71,173	64,470
Non-current liabilities:		
Long-term debt	200,838	56,375
Deferred taxes on income	6,377	–
Other non-current liabilities	11,613	6,260
Total non-current liabilities	218,828	62,635
Commitments and contingencies (Notes 13 & 14)	–	–
Stockholders' equity:		
Common stock ($.01 par value, 50,000 shares authorized, 15,926 and 15,926 shares issued and 14,371 and 12,796 shares outstanding at December 31, 2002 and 2001, respectively)	159	159
Additional paid-in capital	34,076	41,694
Retained earnings	69,033	32,724
Notes receivable for stock purchases	(5,109)	–
Accumulated other comprehensive loss	(3,463)	(1,862)
Less: treasury stock (1,555 and 3,130 shares, at cost, at December 31, 2002 and 2001, respectively)	(17,932)	(37,586)
Total stockholders' equity	76,764	35,129
Total liabilities and stockholders' equity	$366,765	$162,234

The accompanying notes are an integral part of the consolidated financial statements.

Jarden Corporation
Consolidated Statements of Cash Flows

	(in thousands) Year ended December 31,		
	2002	2001	2000
Cash flows from operating activities			
Net income (loss)	$ 36,309	$ (85,429)	$ 4,922
Reconciliation of net income (loss) to net cash provided by operating activities:			
Depreciation	9,412	13,427	14,533
Amortization	589	5,370	6,778
Loss on divestitures of assets and product lines	–	122,887	–
Loss on disposal of fixed assets	498	402	338
Special charges (credits) and reorganization expenses	–	680	(1,600)
Deferred income taxes	8,039	(27,804)	3,892
Deferred employee benefits	383	378	(40)
Write-off of debt issuance and amendment costs	198	1,507	–
Non-cash interest expense	1,607	465	377
Other, net	2,814	1,443	424
Changes in working capital components, net of effects from acquisitions and divestitures:			
Accounts receivable	(12,076)	4,787	6,216
Income tax refunds	38,578	–	–
Inventories	(15,118)	9,338	5,804
Accounts payable	10	794	(12,613)
Accrued salaries, wages and employee benefits	1,689	2,212	(2,589)
Other current assets and liabilities	(3,381)	(10,600)	(7,298)
Net cash provided by operating activities	69,551	39,857	19,144
Cash flows from financing activities			
Proceeds from revolving credit borrowings	25,200	41,050	57,332
Payments on revolving credit borrowings	(34,600)	(47,650)	(41,940)
Proceeds from issuance of long-term debt	147,654	–	–
Payments on long-term debt	(77,975)	(45,585)	(19,094)
Debt issue and amendment costs	(7,467)	(867)	–
Proceeds from issuance of senior debt	50,000	–	–
Proceeds from recouponing of interest rate swap	4,400	–	–
Purchase of treasury stock	–	–	(10,485)
Other	4,335	815	1,219
Net cash provided by (used in) financing activities	111,547	(52,237)	(12,968)
Cash flows from investing activities			
Additions to property, plant, and equipment	(9,277)	(9,707)	(13,637)
Insurance proceeds from property casualty	–	1,535	–
Acquisitions of businesses, net of cash acquired of $28,374 in 2002	(121,065)	–	(6,930)
Purchase of intangible assets	(2,000)	–	–
Proceeds from divestitures of assets and product lines	1,600	21,001	220
Proceeds from the surrender of insurance contracts	–	6,706	–
Loans to former officers	–	(4,059)	–
Other, net	47	(23)	80
Net cash (used in) provided by investing activities	(130,695)	15,453	(20,267)
Net increase (decrease) in cash	50,403	3,073	(14,091)
Cash and cash equivalents, beginning of year	6,376	3,303	17,394
Cash and cash equivalents, end of year	$ 56,779	$ 6,376	$ 3,303

The accompanying notes are an integral part of the consolidated financial statements.

Jarden Corporation
Consolidated Statements of Changes in Stockholders' Equity

(in thousands)	Common Stock Shares	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Additional Paid-in Capital	Retained Earnings	Loans Receivable	Accumulated Other Comprehensive Loss: Cumulative Translation Adjustment	Accumulated Other Comprehensive Loss: Interest Rate Swap	Accumulated Other Comprehensive Loss: Minimum Pension Liability
Balance, December 31, 1999	15,930	$ 39,952	(2,458)	$(29,739)	$ –	$ 113,231	$ –	$(419)	$ –	$ –
Net income	–	–	–	–	–	4,922	–	–	–	–
Stock options exercised and stock plan purchases	126	1,449	–	–	–	–	–	–	–	–
Shares reissued from treasury	(130)	(1,384)	130	1,384	–	–	–	–	–	–
Shares tendered for stock options and taxes.	–	–	(12)	(131)	–	–	–	–	–	–
Cumulative translation adjustment	–	–	–	–	–	–	–	(559)	–	–
Purchase of common stock	–	–	(904)	(10,485)	–	–	–	–	–	–
Balance, December 31, 2000	15,926	40,017	(3,244)	(38,971)	–	118,153	–	(978)	–	–
Net loss	–	–	–	–	–	(85,429)	–	–	–	–
Stock options exercised and stock plan purchases	134	929	–	–	–	–	–	–	–	–
Shares reissued from treasury	(134)	(1,515)	134	1,515	–	–	–	–	–	–
Shares tendered for stock options And taxes	–	–	(20)	(130)	–	–	–	–	–	–
Stock option compensation	–	2,422	–	–	–	–	–	–	–	–
Restatement of par value of common stock associated with the reincorporation in Delaware	–	(41,694)	–	–	41,694	–	–	–	–	–
Cumulative translation adjustment	–	–	–	–	–	–	–	(424)	–	–
Translation adjustment recorded to Net income due to liquidation of investment in foreign subsidiary	–	–	–	–	–	–	–	461	–	–
Interest rate swap unrealized loss	–	–	–	–	–	–	–	–	(524)	–
Minimum pension liability	–	–	–	–	–	–	–	–	–	(397)
Balance, December 31, 2001	15,926	159	(3,130)	(37,586)	41,694	32,724	–	(941)	(524)	(397)
Net income	–	–	–	–	–	36,309	–	–	–	–
Stock options exercised and stock plan purchases	1,549	–	–	–	9,261	–	–	–	–	–
Shares issued for non-cash compensation	30	–	–	–	587	–	–	–	–	–
Shares reissued from treasury	(1,579)	–	1,579	19,742	(19,742)	–	–	–	–	–
Shares tendered for stock options and taxes	–	–	(4)	(88)	–	–	–	–	–	–
Cumulative translation adjustment	–	–	–	–	–	–	–	191	–	–
Tax benefit related to stock option exercises	–	–	–	–	2,276	–	–	–	–	–
Loans to executive officers	–	–	–	–	–	–	(5,109)	–	–	–
Interest rate swap maturity	–	–	–	–	–	–	–	–	524	–
Minimum pension liability	–	–	–	–	–	–	–	–	–	(2,316)
Balance, December 31, 2002	15,926	$ 159	(1,555)	$(17,932)	$ 34,076	$ 69,033	$(5,109)	$(750)	$ –	$(2,713)

The accompanying notes are an integral part of the consolidated financial statements.

Jarden Corporation
Consolidated Statements of Comprehensive Income

	(in thousands)		
	Year ended December 31,		
	2002	2001	2000
Net income (loss)	$36,309	$(85,429)	$4,922
Foreign currency translation:			
Translation adjustment during period	191	(424)	(559)
Translation adjustment recorded to net income (loss) due to liquidation of investment in foreign subsidiary	–	461	–
Interest rate swap unrealized gain (loss):			
Transition adjustment	–	45	–
Change during period	–	(569)	–
Maturity of interest rate swap	524	–	–
Minimum pension liability	(2,316)	(397)	–
Comprehensive income (loss)	$34,708	$(86,313)	$4,363

The accompanying notes are an integral part of the consolidated financial statements.

Jarden Corporation
Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Basis of Presentation

The Company is a leading provider of niche, branded consumer products used in the home, including home canning and home vacuum packaging. The Company also manufactures a wide array of plastic products for third party consumer product and medical companies, as well as its own businesses. See Business Segment Information (Note 5). On February 7, 2003, as a result of its acquisition of the business of Diamond Brands, Incorporated and its subsidiaries ("Diamond Brands") (see Note 19), the Company is a leading provider of branded retail plastic cutlery, kitchen matches and toothpicks.

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the accounts of Jarden Corporation and its subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated upon consolidation.

On a stand alone basis, without the consolidation of its subsidiaries, the Company has no independent assets or operations. The guarantees by its subsidiaries of the $9^{3}/_{4}$% senior subordinated notes ("Notes"), which are discussed in Notes 3 and 9, are full and unconditional and joint and several. The subsidiaries that are not guarantors of the Notes are minor. There are no significant restrictions on the Company's or the guarantors' ability to obtain funds from their respective subsidiaries by dividend or loan.

All earnings per share amounts and number of shares outstanding have been retroactively adjusted to give effect to a 2-for-1 split of the Company's common stock that was effected in the second quarter of 2002.

Certain reclassifications have been made in the Company's financial statements of prior years to conform to the current year presentation. These reclassifications have no impact on previously reported net income (loss).

Use of Estimates

Preparation of the consolidated financial statements requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when title transfers. In most cases, title transfers at the time product is shipped to customers. The Company allows customers to return defective or damaged products as well as certain other products for credit, replacement, or exchange. Revenue is recognized as the net amount to be received after deducting estimated amounts for product returns, discounts, and allowances. The Company provides credit, in the normal course of business, to its customers. The Company also maintains an allowance for doubtful customer accounts and charges actual losses when incurred to this allowance.

Freight Costs

Freight costs on goods shipped to customers are included in Cost of Sales in the Consolidated Statements of Operations.

Prepaid Media and Advertising Costs

Direct advertising costs (primarily media expenses) related to infomercial sales are recorded as prepaid assets when paid in advance. The expense is recognized when the infomercial is aired. All production expenses related to the infomercials are expensed upon first showing of the infomercial. The Company's other advertising costs, consisting primarily of ad demo and cooperative advertising, media placement and promotions are expensed as incurred. The Company incurred advertising costs in the approximate amount of $17.8 million, $1.0 million and $1.0 million for the years 2002, 2001 and 2000, respectively. An amount of $0.4 million was included in the Company's Prepaid Expenses and Other Current Assets in the Consolidated Balance Sheet as of December 31, 2002. There was no amount included in the Company's Consolidated Balance Sheet as of December 31, 2001.

Cash and Cash Equivalents

Cash equivalents include financial investments with a maturity of three months or less when purchased.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Maintenance and repair costs are charged to expense as incurred, and expenditures that extend the useful lives of the assets are capitalized. The Company reviews property, plant and equipment for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable through future undiscounted cash flows, excluding interest cost.

Depreciation

Depreciation is calculated on the straight-line basis in amounts sufficient to amortize the cost of the assets over their estimated useful lives (buildings – 30 to 50 years; machinery and equipment – 3 to 20 years).

Intangible Assets

Intangible assets consist principally of goodwill and intangible assets recorded in connection with brand names and manufacturing processes expertise. Goodwill represents the excess of the purchase prices of acquired businesses over the estimated fair values of the net assets acquired. In conjunction with new accounting guidance (see Note 2) the Company's goodwill and intangible assets that are deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. Other intangible assets are amortized over their useful lives and are evaluated for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable through future undiscounted cash flows, excluding interest costs. If facts or circumstances suggest that the Company's intangible assets are impaired, the Company assesses the fair value of the intangible assets and reduces them to an amount that results in book value approximating fair value.

Taxes on Income

Deferred taxes are provided for differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. The Company established a valuation allowance against a portion of the net tax benefit associated with all carryforwards and temporary differences at December 31, 2001, as it was more likely than not that these would not be fully utilized in the available carryforward period. A portion of this valuation allowance remains as of December 31, 2002 (see Note 10).

Fair Value and Credit Risk of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, notes payable, accounts payable and accrued liabilities approximate their fair market values due to the short-term maturities of these instruments. The fair market value of the Company's senior subordinated notes was determined based on quoted market prices (see Note 9). The fair market value of the Company's other long-term debt was estimated using rates currently available to the Company for debt with similar terms and maturities (see Note 9).

The Company enters into interest rate swaps to manage interest rate exposures. The Company designates the interest rate swaps as hedges of underlying debt. Interest expense is adjusted to include the payment made or received under the swap agreements. The fair market value of the swap agreements was estimated based on the current market value of similar instruments (see Note 16).

Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables and interest-bearing investments. Trade receivable credit risk is limited due to the diversity of the Company's customers and the Company's ongoing credit review procedures. Collateral for trade receivables is generally not required. The Company places its interest-bearing cash equivalents with major financial institutions.

Stock Options

The Company accounts for the issuance of stock options using the intrinsic value method in accordance with Accounting Principles Board ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations. Generally for the Company's stock option plans, no compensation cost is recognized in the Consolidated Statements of Operations because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant. Under the Company's 2001 Stock Option Plan, however, the Company did recognize a one-time charge of compensation cost in 2001 because stockholder approval of the plan was required subsequent to the grant date (see Note 12).

Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated:

	Year Ended December 31,		
(in thousands, except per share amounts)	2002	2001	2000
Net income (loss), as reported	$36,309	$(85,429)	$4,922
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	1,037	295	298
Pro forma net income (loss)	$35,272	$(85,724)	$4,624
Basic earnings (loss) per share:			
As reported	$ 2.60	$ (6.71)	$ 0.39
Pro forma	2.53	(6.74)	0.36
Diluted earnings (loss) per share:			
As reported	$ 2.52	$ (6.71)	$ 0.39
Pro forma	2.45	(6.74)	0.36

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: no dividend yield for all years, expected volatility of 44, 37 and 36 percent, risk-free interest rates of 2.0, 4.8 and 5.1 percent and expected lives of 7.5 years for all periods. The average fair value of each option granted in 2002, 2001 and 2000 was $9.28, $2.89 and $4.13, respectively.

2. Adoption of New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests in accordance with the statements. Other intangible assets continue to be amortized over their useful lives. The Company applied the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. The Company has performed the required tests of goodwill and indefinite lived intangible assets and, based on the results, has not recorded any charges related to the adoption of and subsequent conformity with SFAS No. 142 (see Note 8). The adoption of SFAS No. 141 did not have a material impact on the Company's results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective for fiscal years beginning after December 15, 2001. This standard superceded Statement of Financial Accounting Standard No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and provided a single accounting model for long-lived assets to be disposed of. The new standard also superceded the provisions of APB Opinion No. 30 with regard to reporting the effects of a disposal of a segment of a business and required expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred. SFAS No. 144 was effective for the Company beginning with the first quarter of 2002 and its adoption did not have a material impact on the Company's results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145, Recision of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2000. SFAS No. 145 revises the criteria for classifying the extinguishment of debt as extraordinary and the accounting treatment of certain lease modifications. SFAS No. 145 is effective in fiscal 2003 and is not expected to have a material impact on the Company's consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 provides guidance on the timing of the recognition of costs associated with exit or disposal activities. The new guidance requires costs associated with exit or disposal activities to be recognized when incurred. Previous guidance required recognition of costs at the date of commitment to an exit or disposal plan. The provisions of the statement are to be adopted prospectively for exit activities after December 31, 2002. Although SFAS No. 146 may impact the accounting for costs related to exit or disposal activities the Company may enter into in the future, particularly the timing of recognition of these costs, the adoption of the statement will not have an impact on the Company's present financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based methods of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The additional disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. As provided for in SFAS No. 148, we have elected to continue to follow the intrinsic value method of accounting as prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, to account for stock options.

3. Acquisitions and Divestitures

On April 24, 2002, the Company completed its acquisition of the business of Tilia International, Inc. and its subsidiaries (collectively "Tilia"), pursuant to an asset purchase agreement (the "Acquisition"). Based in San Francisco, California, Tilia is a developer, manufacturer and marketer of a patented vacuum packaging system for home use, primarily for food storage, under the FoodSaver® brand. The Acquisition was entered into as part of the Company's plan to pursue growth in food preservation and branded consumer products.

Pursuant to the Acquisition, the Company acquired Tilia for approximately $145 million in cash and $15 million in seller debt financing. In addition, the Acquisition includes an earn-out provision with a potential payment in cash or Company common stock of up to $25 million payable in 2005, provided that certain earnings performance targets are met. If these earnings performance targets are met, the Company will capitalize the cost of the earn-out provision. As of December 31, 2002, the Company had incurred transaction fees in conjunction with the Acquisition in the amount of approximately $4.5 million, including transaction bonuses paid to certain officers in the aggregate amount of $0.9 million, principally consisting of transaction bonuses paid to Martin E. Franklin, our Chairman and Chief Executive Officer, in the amount of $0.5 million and Ian Ashken, our Vice Chairman, Chief Financial Officer, and Secretary, in the amount of $0.3 million. See Note 9 for a description of the financing of the Acquisition.

Due to the Company having effective control of the business of Tilia as of April 1, 2002, the results of Tilia have been included in the Company's results from such date. During 2002, the Company recorded $0.6 million of imputed interest expense to reflect the financing that would have been required for the period from the effective date (April 1, 2002) to the date of closing (April 24, 2002). The imputed interest expense reduced the amount of goodwill recorded.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the effective date of acquisition:

(in millions)	At April 1, 2002
Current assets	$ 64.3
Property, plant and equipment	2.4
Trademark	50.9
Other intangibles	5.5
Total assets acquired	123.1
Current liabilities	(19.4)
Long-term liabilities	(.7)
Total liabilities assumed	(20.1)
Net assets acquired	103.0
Purchase price	163.3
Goodwill recorded	$ 60.3

The goodwill and other intangibles amounts recorded in connection with the Acquisition are discussed in detail in Note 8.

Effective November 26, 2001, the Company sold the assets of its Triangle, TriEnda and Synergy World plastic thermoforming operations ("TPD Assets") to Wilbert, Inc. for $21 million in cash, a $1.9 million noninterest bearing one-year note ("Wilbert Note") as well as the assumption of certain identified liabilities. The Company recorded charges of $0.1 million and $0.2 million in 2002 and 2001, respectively, to reduce the carrying amount of the Wilbert Note based upon purchase adjustments. The residual carrying amount on the Wilbert Note of $1.6 million was repaid on November 25, 2002. In connection with this sale, the Company recorded a pre-tax loss of $121.1 million in 2001. The amount of goodwill included in the loss on the sale was $82.0 million. The proceeds from the sale were used to pay down the Company's term debt under its old credit agreement (see Note 9).

Effective November 1, 2001, the Company sold its majority interest in Microlin, LLC ("Microlin"), for $1,000 in cash plus contingent consideration based upon future performance through December 31, 2012 and the cancellation of future funding requirements. The Company recorded a pretax loss of $1.4 million in 2001 related to the sale.

4. Pro Forma Financial Information

The following unaudited pro forma financial information gives pro forma effect to the sale of the assets of TPD Assets and Microlin (as described in Note 3 above) with the related tax refunds (see Note 10) and the acquisition of Tilia (as described in Note 3 above) with the related financials as if they had been consummated as of the beginning of each period presented. The unaudited pro forma financial information presented does not exclude special charges (credits) and reorganization expenses for the year ended December 31, 2001 or the net $4.4 million income tax valuation allowance released in 2002:

	Year Ended December 31,	
(in thousands, except per share data)	2002	2001
Net sales	$406,724	$425,504
Operating income	70,651	51,166
Net income	37,681	20,262
Diluted earnings per share	$ 2.62	$ 1.59

5. Business Segment Information

During 2002, the Company revised its business segment information to report four business segments: branded consumables, home vacuum packaging, plastic consumables and other. Prior periods have been reclassified to conform to the current segment definitions.

In the branded consumables segment, the Company markets a line of home food preservation products under the Ball®, Kerr® and Bernardin® brands, including home canning jars, metal closures, and accessories, which are distributed through a wide variety of retail outlets. In the home vacuum packaging segment, which was acquired in April 2002, the Company is a developer, manufacturer and marketer of the FoodSaver® line which is the U.S. market leader in home vacuum packaging systems and accessories. The plastic consumables segment manufactures plastic parts and components primarily used in consumer and healthcare products. For the years ended December 31, 2001 and 2000, the plastic consumables segment also included the businesses that comprised the TPD Assets and Microlin. The other segment is primarily a producer of zinc strip.

Net sales, operating income (loss), capital expenditures, depreciation and amortization, and assets employed in operations by segment are summarized as follows:

	Year Ended December 31,		
(in thousands)	2002	2001	2000
Net sales:			
Home vacuum packaging (1)	$145,316	$ –	$ –
Branded consumables	112,335	120,644	120,381
Plastic consumables (2)	70,578	139,912	179,274
Other	41,034	45,525	58,773
Intercompany	(1,064)	(1,103)	(1,072)
Total net sales	$368,199	$ 304,978	$357,356
Operating income (loss):			
Home vacuum packaging (1)	$ 31,672	$ –	$ –
Branded consumables	17,984	13,291	10,362
Plastic consumables (2)	9,088	(5,274)	(1,708)
Other	6,366	7,075	11,636
Intercompany	(1)	13	39
Unallocated corporate expenses (3)	–	(6,146)	(1,347)
Loss on divestitures of assets	–	(122,887)	–
Total operating income (loss)	65,109	(113,928)	18,982
Interest expense, net	12,611	11,791	11,917
Income (loss) before taxes and minority interest.	$ 52,498	$(125,719)	$ 7,065

Jarden Corporation
Notes to Consolidated Financial Statements (Continued)

(in thousands)	Year Ended December 31, 2002	2001	2000
Capital expenditures:			
Home vacuum packaging (1)	$ 1,008	$ –	$ –
Branded consumables	3,547	633	1,314
Plastic consumables (2)	3,392	8,537	9,841
Other..	585	530	2,195
Corporate (4)	745	7	287
Total capital expenditures	$ 9,277	$ 9,707	$13,637
Depreciation and amortization:			
Home vacuum packaging (1)	$ 1,382	$ –	$ –
Branded consumables	1,878	3,202	3,264
Plastic consumables (2)	4,435	12,947	15,367
Other	2,222	2,448	2,446
Corporate (4)	84	200	234
Total depreciation and amortization	$10,001	$18,797	$ 21,311

(in thousands)	As of December 31, 2002	2001
Assets employed in operations:		
Home vacuum packaging (1)	$184,180	$ –
Branded consumables	61,093	50,943
Plastic consumables (2)	39,551	41,345
Other	14,573	15,096
Corporate (3)	67,368	54,850
Total assets	$366,765	$162,234

(1) The home vacuum packaging segment was purchased effective April 1, 2002.

(2) Effective November 26, 2001 and November 1, 2001, the Company sold the TPD Assets and Microlin, respectively.

(3) Unallocated corporate expenses in 2001 and 2000 are comprised primarily of special charges (credits) and reorganization expenses.

(4) Corporate assets primarily include cash and cash equivalents, amounts relating to benefit plans, deferred tax assets and corporate facilities and equipment.

One customer of both the Company's home vacuum packaging and branded consumables segments on a combined basis accounted for 18.7% of the Company's 2002 net revenues.

The Company's major customers are located within the United States and Canada. Net sales of the Company's products in Canada, including home food preservation products, vacuum packaging systems, coinage and plastic parts were $28.0 million, $26.8 million and $35.3 million in 2002, 2001 and 2000, respectively. Net sales and long-lived assets located outside of the United States are not material.

6. Special Charges (Credits) and Reorganization Expenses

The Company incurred net special charges (credits) and reorganization expenses of $5.0 million and $0.4 million for 2001 and 2000, respectively. No charges were incurred in 2002. These amounts are comprised of the following:

(in millions)	Year Ended December 31, 2001	2000
Costs to evaluate strategic options	$ 1.4	$ 0.6
Discharge of deferred compensation obligations	(4.1)	–
Separation costs for former officers	2.6	–
Stock option compensation	2.4	–
Corporate restructuring costs	2.3	–
Costs to exit facilities	0.8	–
Reduction of long-term performance-based compensation	–	(1.6)
Litigation charges	–	1.4
Items related to divested thermoforming operations	(0.4)	–
	$ 5.0	$ 0.4

During 2001, certain former officers and participants in the Company's deferred compensation plans agreed to forego balances in those plans in exchange for loans from the Company in the same amounts. The loans, which were completed during 2001, bear interest at the applicable federal rate and require the individuals to secure a life insurance policy having the death benefit equivalent to the amount of the loan payable to the Company. All accrued interest and principal on the loans are payable upon the death of the participant and their spouse. The Company recognized $4.1 million of pre-tax income during 2001 related to the discharge of the deferred compensation obligations.

On September 25, 2001, the Company announced the departure from the Company of Thomas B. Clark, Chairman, President and Chief Executive Officer, and Kevin D. Bower, Senior Vice President and Chief Financial Officer. The Board announced the appointment of Martin E. Franklin as Chairman and Chief Executive Officer and Ian G.H. Ashken as Vice Chairman, Chief Financial Officer and Secretary. Separation costs associated with this management reorganization were approximately $2.6 million.

During September 2001, options were granted to participants under the Company's 2001 Stock Option Plan. Because the options granted under this new plan were still subject to stockholder approval at the time of grant, the options resulted in a one-time charge of $2.4 million which was recorded in the fourth quarter of 2001 (see Note 12) following stockholder approval of the 2001 Stock Option Plan on December 18, 2001.

During the fourth quarter of 2001, the Company incurred corporate restructuring costs in the amount of $2.3 million. These include costs related to the transitioning of the corporate office function from Indianapolis, Indiana to Rye, New York and Muncie, Indiana, costs to reincorporate in Delaware and to hold a special meeting of stockholders, and other costs including professional fees. Of this amount, $0.6 million remained unpaid as of December 31, 2002.

In August 2001, the Company announced that it would be consolidating its home canning metal closure production from its Bernardin Ltd. Toronto, Ontario facility into its Muncie, Indiana manufacturing operation. The total cost to exit the Toronto facility was $0.8 million and included a $0.3 million loss on the sale and disposal of equipment, and $0.5 million of employee severance costs, of which $0.4 million was paid in 2001. The remaining $0.1 million was paid in 2002. The Company continues to distribute its home canning products in Canada through Bernardin, Ltd.

During 2001, items recognized related to the divested TPD Assets included a pre-tax gain of $1.0 million in connection with an insurance recovery associated with a property casualty. Also in August 2001, the Company announced that it had vacated its former TPD Assets facility in Independence, Iowa and integrated personnel and capabilities into its other operating and distribution facilities in the area. The total cost to exit this Iowa facility was $0.6 million and included $0.4 million in future lease obligations and an additional $0.2 million of costs related to the leased facility.

During 2000, the Company recorded a pre-tax gain of $1.6 million related to a reduction in long-term performance-based compensation. Also during 2000, the Company reached settlements in legal disputes incurring $1.4 million in net settlement and legal expenses.

7. Inventories

Inventories were comprised of the following at December 31:

(in thousands)	2002	2001
Raw materials and supplies	$ 6,562	$ 5,563
Work in process	7,300	4,746
Finished goods	45,601	16,685
Total inventories	$59,463	$26,994

8. Intangibles

In connection with the Acquisition discussed in Note 3, the Company recorded the following intangible assets: $60.3 million of goodwill, $50.9 million for the FoodSaver® brand and $5.5 million for Tilia's manufacturing process expertise (see Note 3). In addition, in connection with the costs incurred to date of acquiring additional intellectual property, the Company recorded a further $2.5 million of intangible assets in 2002. Certain working capital and deferred tax balances are preliminary and will be finalized by the Company during the first quarter of 2003. The intangible assets recorded are fully deductible for income tax purposes. The only intangible asset currently subject to amortization is the manufacturing process expertise, which will be amortized over a period of 8 years at approximately $0.7 million per year. The intellectual property will not be amortized until it is placed in use.

As a result of the adoption of SFAS No. 142, the Company did not record goodwill amortization and no impairment losses were recognized for 2002. Amortization of the intangible asset for the Tilia manufacturing processes in the amount of $0.6 million was recorded in 2002, and was included in Selling, General and Administrative expenses in the Consolidated Statements of Operations. The Company recorded goodwill amortization of approximately $5.2 million and $6.4 million in 2001 and 2000, respectively.

As of December 31, 2002, $15.5 million of the Company's intangible assets are included in the assets of the branded consumables segment and $118.6 million are included in the home vacuum packaging segment. In 2001 and 2000, goodwill amortization of $4.0 million and $5.3 million, respectively, related to entities that were disposed of in 2001, which had been included in the plastic consumables segment. The remaining goodwill amortization for the 2001 and 2000 periods related to the branded consumables segment.

Net income (loss) and earnings (loss) per share amounts on an adjusted basis to reflect the add back of goodwill amortization would be as follows:

	Year Ended December 31,		
(in thousands, except per share amounts)	2002	2001	2000
Reported net income (loss)	$36,309	$(85,429)	$4,922
Add back: goodwill amortization (net of tax expense of $0, $2,020 and $2,510, respectively)	–	3,133	3,894
Adjusted net income (loss)	$36,309	$(82,296)	$8,816
Basic earnings (loss) per share:			
Reported net income (loss)	$ 2.60	$ (6.71)	$ 0.39
Goodwill amortization	–	0.24	0.31
Adjusted net income (loss)	$ 2.60	$ (6.47)	$ 0.70
Diluted earnings (loss) per share:			
Reported net income (loss)	$ 2.52	$ (6.71)	$ 0.39
Goodwill amortization	–	0.24	0.30
Adjusted net income (loss)	$ 2.52	$ (6.47)	$ 0.69

9. Debt and Interest

The Acquisition (see Note 3) was financed by (i) an offering of $150 million of 9¾% senior subordinated notes ("Notes") to qualified institutional buyers in a private placement pursuant to Rule 144A under the Securities Act of 1933, which were later wholly exchanged pursuant to an offering for 9¾% senior subordinated notes which are registered under the Securities Act of 1933, as amended ("New Notes"), (ii) a refinancing of the Company's existing indebtedness with a new $100 million five-year senior secured credit facility, which included a $50 million term loan facility and a $50 million revolving credit facility ("New Credit Agreement"), (iii) seller debt financing and (iv) cash on hand.

The Notes were issued at a discount such that the Company received approximately $147.7 million in net proceeds. The Notes will mature on May 1, 2012, however, on or after May 1, 2007, the Company may redeem all or part of the Notes at any time at a redemption price ranging from 100% to 104.875% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any. Prior to May 1, 2005, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the net cash proceeds from certain public equity offerings at a redemption price of 109.75% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any. Interest on the Notes accrues at the rate of 9.75% per annum and is payable semi-annually in arrears on May 1 and November 1, with the first payment having occurred on November 1, 2002.

During December 2002, the Company completed an offering to the holders of the Notes to exchange the Notes for the New Notes. The New Notes are substantially similar to the Notes except that certain mandatory redemption provisions and the transfer restrictions applicable to the Notes are not applicable to the New Notes. As of December 31, 2002, the New Notes trade at a premium, resulting in an estimated fair value, based upon quoted market prices, of approximately $154.5 million.

The New Credit Agreement matures on April 24, 2007. The revolving credit facility and the term loan facility bear interest at a rate equal to (i) the Eurodollar Rate pursuant to an agreed formula or (ii) a Base Rate equal to the higher of (a) the Bank of America prime rate and (b) the federal funds rate plus .50%, plus, in each case, an applicable margin ranging from 2.00% to 2.75% for Eurodollar Rate loans and from .75% to 1.5% for Base Rate loans.

The New Credit Agreement contains certain restrictions on the conduct of the Company's business, including, among other things restrictions, generally, on: incurring debt; making investments; exceeding certain agreed upon capital expenditures; creating or suffering liens; completing certain mergers; consolidations and sales of assets and with permitted exceptions, acquisitions; declaring dividends; redeeming or prepaying other debt; and certain transactions with affiliates. The New Credit Agreement also requires the Company to maintain certain financial covenants.

The seller debt financing consists of a non-interest bearing note in the principal amount of $10 million that is due on March 31, 2003 and a note in the principal amount of $5 million, bearing interest at 5%, which is due on April 24, 2004. For accounting purposes, the Company has imputed an interest rate of 5% on the $10 million non-interest bearing note.

Until it was replaced by the New Credit Agreement on April 24, 2002, our senior credit facility, as amended ("Old Credit Agreement"), provided for a revolving credit facility of $40 million and a term loan which amortized periodically as required by the terms of the agreement. Interest on borrowings under the Old Credit Agreement's term loan and the revolving credit facilities were based upon fixed increments over adjusted LIBOR or the agent bank's alternate borrowing rate as defined in the agreement. The agreement also required the payment of commitment fees on the unused balance. During the first quarter 2002, approximately $38 million of tax refunds the Company received were used to repay a portion of the outstanding amounts under the Old Credit Agreement.

In May 1999, we entered into a three-year interest rate swap with an initial notional value of $90 million. The swap effectively fixed the interest rate on approximately 60% of our term debt at a maximum rate of 7.98% for the three-year period. The swap matured and was terminated in March 2002.

As of December 31, 2002, the Company had $47.5 million outstanding under the term loan facility and zero outstanding under the $50 million revolving credit facility of the New Credit Agreement. The Company's weighted average interest rate on this outstanding amount at December 31, 2002 was 4.3%. Net availability under the revolving credit agreement was approximately $45.8 million as of December 31, 2002, after deducting $4.2 million of issued letters of credit. The Company is required to pay commitment fees on the unused balance of the revolving credit facility.

As of December 31, 2001, the Company had outstanding amounts of $75.5 million and $9.4 million under the term loan and revolving credit facilities, respectively, of its Old Credit Agreement. The weighted average interest rate of the term loan facility was 4.3% exclusive of the effects of the interest rate swap see above. The weighted average interest rate of the revolving credit facility was 4.7%.

As of December 31, 2002, maturities on Long-term Debt, net of unamortized debt discounts, over the next five years, were $16.1 million in 2003, $13.9 million in 2004, $11.3 million in 2005, $13.7 million in 2006, $7.5 million in 2007 and $154.4 million thereafter.

The Company's Long-term Debt includes approximately $6.6 million of non-debt balances (included in the "thereafter" balance above) arising from the interest rate swap transactions described in Note 16.

Because the interest rates applicable to the senior debt under the New Credit Agreement are based on floating rates identified by reference to market rates, the fair market value of the senior debt as of December 31, 2002 approximates its carrying value. Also, because the interest rates applicable to the senior debt under the Old Credit Agreement were based on floating rates identified by reference to market rates, the fair market value of the senior debt as of December 31, 2001 approximated its carrying value.

As of December 31, 2002, the Company had incurred costs in connection with the issuance of the Notes, New Notes and the New Credit Agreement of approximately $7.4 million, which are included in Other Assets on the Consolidated Balance Sheet and amortized over the respective terms of the debt.

Interest paid on the Company's borrowings during the years ended December 31, 2002, 2001 and 2000 was $10.5 million, $9.5 million and $11.4 million, respectively.

10. Taxes on Income

The components of the provision (benefit) for income taxes attributable to continuing operations were as follows for the years ended December 31:

(in thousands)	2002	2001	2000
Current income tax expense (benefit):			
U.S. federal	$13,513	$(13,978)	$ (166)
Foreign	692	1,163	462
State and local	2,813	(500)	(59)
Total	17,018	(13,315)	237
Deferred income tax expense (benefit):			
U.S. federal	(340)	(33,707)	1,135
State, local and other	(489)	(4,962)	187
Total	(829)	(38,669)	1,322
Income tax benefit applied to goodwill	–	11,541	843
Total income tax provision (benefit)	$16,189	$(40,443)	$2,402

Foreign pre-tax income (all arising in Canada) was $1.8 million, $0.9 million, and $2.5 million in 2002, 2001, and 2000, respectively.

Deferred tax liabilities (assets) are comprised of the following at December 31:

(in thousands)	2002	2001
Property, equipment and intangibles	$ (2,741)	$ (9,430)
Other	(7,459)	(2,314)
Gross deferred tax liabilities	(10,200)	(11,744)
Net operating loss	2,726	39,909
Accounts receivable allowances	310	388
Inventory valuation	2,095	1,730
Compensation and benefits	7,671	4,010
Other	2,333	1,351
Gross deferred tax assets	15,135	47,388
Valuation allowance	(1,000)	(5,395)
Net deferred tax asset	$ 3,935	$ 30,249

Approximately $2.7 million of state net operating loss carryforwards remain at December 31, 2002 before the valuation allowance. Their use is limited to future taxable income of the Company. The carryforwards expire in 2021. The Company maintained a valuation allowance against a portion of the net tax benefit associated with all carryforwards and temporary differences at December 31, 2002, as it is more likely than not that these will not be fully utilized in the available carryforward period.

As a result of the losses arising from the sale of the TPD Assets, the Company recovered in January 2002 approximately $15.7 million of federal income taxes paid in 1999 and 2000 by utilizing the carryback of a tax net operating loss generated in 2001. On March 9, 2002, The Job Creation and Workers Assistance Act of 2002 was enacted which provides, in part, for the carryback of 2001 net operating losses for five years instead of the previous two year period. As a result, the Company filed for an additional refund of $22.8 million, of which $22.2 million was received in March 2002 and the remainder was received in April 2002.

The difference between the federal statutory income tax rate and the Company's effective income tax rate as a percentage of income from continuing operations for the years ended December 31, 2002, 2001 and 2000 is reconciled as follows:

	2002	2001	2000
Federal statutory tax rate	35.0%	(35.0)%	35.0%
Increase (decrease) in rates resulting from:			
State and local taxes, net	3.3	(3.3)	1.0
Foreign	–	0.9	(2.2)
Valuation allowance	(8.4)	4.3	–
Other	0.9	0.9	0.2
Effective income tax rate	30.8%	(32.2)%	34.0%

Total income tax payments made by the Company during the years ended December 31, 2002, 2001 and 2000 were $9.3 million, $1.0 million, and $1.7 million, respectively.

11. Retirement and Other Employee Benefit Plans

The Company has multiple defined contribution retirement plans that qualify under section 401(k) of the Internal Revenue Code. The Company's contributions to these retirement plans were $1.6 million, $1.5 million and $1.5 million, respectively, in the years ended December 31, 2002, 2001, and 2000.

The Company also maintains a defined benefit pension plan for certain of its hourly employees. The components of net periodic pension expense for the years ended December 31, 2002, 2001 and 2000 are as follows:

(in thousands)	2002	2001	2000
Service cost on benefit earned during the period	$ 334	$ 273	$ 280
Interest cost on projected benefit obligation	973	907	853
Investment loss (gain) on plan assets	937	1,793	(1,648)
Net amortization and deferral	(1,798)	(2,942)	630
Net periodic pension expense	$ 446	$ 31	$ 115

The following table is a reconciliation of the benefit obligation and the fair value of plan assets as of December 31:

(in thousands)	2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	$13,217	$12,304
Service cost	334	273
Interest cost	973	907
Amendments	–	232
Actuarial loss (gain)	88	(113)
Benefits paid	(444)	(386)
Benefit obligation at end of year	14,168	13,217
Change in plan assets:		
Fair value of plan assets at beginning of year	11,082	13,320
Company contributions	143	–
Actual return on plan assets	(937)	(1,793)
Benefits paid	(584)	(445)
Fair value of plan assets at end of year	9,704	11,082
Funded status	(4,464)	(2,135)
Unrecognized prior service cost	768	882
Unrecognized net loss	3,026	884
Additional minimum liability	(3,481)	(1,279)
Accrued benefit cost	$ (4,151)	$ (1,648)

The actuarial assumptions used to compute the funded status of the plan include a discount rate of 7.25% and 7.50% for 2002 and 2001, respectively, and an expected long-term rate of return on assets of 9.0% in both years.

In accordance with the provisions of SFAS No. 87, Employer's Accounting for Pensions, the Company recorded an additional minimum liability of $3.5 million at December 31, 2002, representing the excess of the unfunded accumulated benefit obligation over the accrued pension cost. The additional minimum liability has been offset by an intangible asset to the extent of previously unrecognized prior service cost, with the remainder of $2.3 million recorded as a component of accumulated other comprehensive loss.

The Company also provides certain postretirement medical and life insurance benefits for a portion of its employees.

The components of net periodic postretirement benefit expense for the years ended December 31, 2002, 2001 and 2000 are as follows:

(in thousands)	2002	2001	2000
Service cost of benefits earned	$ 72	$ 62	$ 60
Interest cost on liability	119	112	105
Net amortization and deferral	(7)	(15)	(14)
Net postretirement benefit cost	$184	$159	$151

The status of the Company's unfunded postretirement benefit obligation at December 31, 2002 and 2001 was as follows:

(in thousands)	2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	$1,775	$1,553
Service cost	72	62
Interest cost	119	112
Actuarial (gain) loss	(124)	109
Benefits paid	(76)	(61)
Benefit obligation at end of year	1,766	1,775
Unrecognized prior service cost	(30)	(46)
Unrecognized net gain	242	339
Accrued benefit cost	$1,978	$2,068

The assumed discount rate used to measure the benefit obligation was 6.75% and 7.00% as of December 31, 2002 and 2001, respectively. Increases in health care costs would not materially impact the benefit obligation or the annual service and interest costs recognized as benefits under the medical plan consist of a defined dollar monthly subsidy toward the retiree's purchase of medical insurance for the majority of employees covered.

Through December 31, 2001, the Company had a deferred compensation plan that permitted eligible employees to defer a specified portion of their compensation. The deferred compensation earned rates of return as specified in the plan. Effective January 1, 2002, the deferred compensation plan was terminated. Participants had the option to elect to keep their existing balances in the plan. Those balances that remained in the plan in 2002, earned a rate of return equal to the average federal funds overnight repurchase rate. As of December 31, 2002 and 2001, the Company had accrued $0.7 million and $2.9 million, respectively, for its obligations under this plan. Interest expense on this obligation was $0.2 million and $0.3 million in 2001 and 2000, respectively. In 2002, the interest expense on this obligation was less than $0.1 million. The residual deferred compensation balance at December 31, 2002 was paid in its entirety to participants in January 2003.

Prior to the termination of the deferred compensation plan, in order to effectively fund the deferred compensation obligation, the Company had purchased variable rate life insurance contracts. These insurance contracts were surrendered in June 2001 and therefore the obligation at December 31, 2002 was unfunded.

During 2001, certain participants in the Company's deferred compensation plans agreed to forego balances in those plans in exchange for loans from the Company in the same amounts. The loans, which were completed during 2001, bear interest at the applicable federal rate and require the individuals to secure a life insurance policy having the death benefit equivalent to the amount of the loan payable to the Company. All accrued interest and principal on the loans are payable upon the death of the participant and their spouse. The Company recognized $4.1 million of pre-tax income during 2001 related to the discharge of the deferred compensation obligations. These amounts are included in Special Charges (Credits) and Reorganization Expenses on the Consolidated Statement of Operations.

12. Stock Plans

The Company maintains the 1998 Long-Term Equity Incentive Plan, as amended and restated, that allows for grants of stock options, restricted stock, stock equivalent units, stock appreciation rights and other stock-related forms of incentive compensation. As of December 31, 2002, there were 32,513 shares available for grant under this long-term equity incentive plan.

Effective September 24, 2001, the Company established the 2001 Stock Option Plan, as amended, primarily for the purpose of granting options for the purchase of common shares to the Company's executive officers and independent directors. During September 2001, 1,140,000 options were granted to participants under this new plan. These options vested to, and were exercisable by, participants on the earlier of 1) the date the Company's closing stock price equaled or exceeded $8.50 per share or 2) the seventh anniversary of the grant date. Because the options granted under this new plan were still subject to stockholder approval at the time of grant, the options resulted in a one-time charge of $2.4 million, which was recorded in the fourth quarter of 2001. The charge represents the difference between the exercise price of the options of $5.48 (the fair value at the date of grant) and the fair value of the Company's common stock at the time of stockholder approval on December 18, 2001, which was $7.60. This charge is included in Special Charges (Credits) and Reorganization Expenses on the Consolidated Statement of Operations. During 2002, the Company also granted stock options to independent directors under the 2001 Stock Option Plan, as amended. As of December 31, 2002, there were no shares available for grant under the 2001 Stock Option Plan, as amended.

During 2002 and prior years, the Company also granted stock options to key employees and non-employee directors under the 1993 Stock Option Plan and the 1993 and 1996 Stock Option Plans for Non-employee Directors. These plans were discontinued in 2002. The remaining shares available for grant under these two stock option plans were subsequently canceled at the time the plans were discontinued.

A summary of stock option activity for the years ended December 31, 2002, 2001 and 2000 is as follows:

	Shares	Weighted Avg. Option Price	Price Range
Outstanding as of December 31, 1999	552,220	$ 9.41	$5.44-$13.97
New options granted	161,500	8.27	6.25-11.88
Exercised	(41,780)	6.19	5.44-9.82
Canceled	(59,600)	11.77	9.82-13.97
Outstanding as of December 31, 2000	612,340	9.14	5.44-13.97
New options granted..	1,332,000	5.53	5.48-7.55
Exercised	(30,710)	5.44	5.44-5.44
Canceled	(67,686)	9.81	6.50-13.97
Outstanding as of December 31, 2001	1,845,944	6.57	5.48-13.97
New options granted	1,174,500	18.76	9.38-27.15
Exercised	(1,371,749)	6.38	5.48-17.27
Canceled	(34,700)	15.17	5.48-17.27
Outstanding as of December 31, 2002	1,613,995	$15.55	$5.48-$27.15
Exercisable as of December 31, 2000	427,300	$ 9.35	$5.44-$13.97
Exercisable as of December 31, 2001	485,086	9.19	6.25-13.97
Exercisable as of December 31, 2002	328,873	7.54	5.48-13.97

Significant option groups outstanding at December 31, 2002 and related weighted average price and life information follows:

	Options outstanding			Options exercisable	
Exercise Price	Number outstanding	Weighted average Exercise price	Weighted average remaining life (years)	Number exercisable	Weighted average exercise price
$5.48-$7.55	327,174	$ 5.72	8.07	218,049	$ 5.73
9.38-10.75	109,473	10.13	5.67	72,474	10.45
11.13-13.97	92,848	11.88	6.95	38,350	12.25
15.15-18.60	94,000	17.34	9.34	–	–
19.35	957,500	19.35	9.50	–	–
20.08-27.15	33,000	26.14	9.76	–	–
	1,613,995			328,873	

The Company also grants restricted stock to key employees. During 2002, restricted shares of common stock in the aggregate amount of 143,500 were issued to certain officers and key employees of the Company under its 1998 Long-Term Equity Incentive Plan, as amended and restated. The restrictions on 140,000 of these shares shall lapse upon the Company's common stock achieving a set price, currently $35 per share, or on a change in control. The restrictions on the remaining 3,500 shares will lapse ratably over five years of employment with the Company. In addition, the Company granted 1,000 and 6,500 restricted shares in 2001 and 2000, respectively.

During 2002, shares of common stock in the aggregate amount of 30,006 were issued to certain employees of the Company under its 1998 Performance Share Plan. In connection with these stock issuances, the Company recorded a non-cash compensation expense charge of approximately $0.6 million.

The Company also maintains an employee stock purchase plan whereby the Company matches 20% of each participating employee's monthly payroll deduction, up to $500. The Company thereby contributed $0.1 million to the plan in each of 2002, 2001 and 2000.

13. Lease Commitments

The Company has commitments under operating leases, certain of which extend through 2007. These commitments total $5.6 million in 2003, $4.8 million in 2004, $3.6 million in 2005, $2.0 million in 2006, and $0.1 million in 2007. Total lease expense was $5.1 million, $4.8 million and $4.1 million in 2002, 2001 and 2000, respectively.

14. Contingencies

The Company is involved in various legal disputes in the ordinary course of business. In addition, the Environmental Protection Agency has designated the Company as a potentially responsible party, along with numerous other companies, for the clean up of several hazardous waste sites. Based on currently available information, the Company does not believe that the disposition of any of the legal or environmental disputes the Company is currently involved in will have a material adverse effect upon the financial condition, results of operations, cash flows or competitive position of the Company. It is possible, that as additional information becomes available, the impact on the Company of an adverse determination could have a different effect.

15. Executive Loan Program

On January 24, 2002, Martin E. Franklin, Chairman and Chief Executive Officer, and Ian G.H. Ashken, Vice Chairman, Chief Financial Officer and Secretary exercised 600,000 and 300,000 non-qualified stock options, respectively, which had been granted under the Company's 2001 Stock Option Plan. The Company issued these shares out of its treasury stock account. The exercises were accomplished via loans from the Company under its Executive Loan Program. The principal amounts of the loans are $3.3 million and $1.6 million, respectively, and bear interest at 4.125% per annum. The loans are due on January 23, 2007 and are classified within the Stockholders' Equity section of the Consolidated Balance Sheet. The loans may be repaid in cash, shares of the Company's common stock, or a combination thereof.

16. Derivative Financial Instruments

The Company's derivative activities do not create additional risk because gains and losses on derivative contracts offset losses and gains on the assets, liabilities and transactions being hedged. As derivative contracts are initiated, the Company designates the instruments individually as either a fair value hedge or a cash flow hedge. Management reviews the correlation and effectiveness of its derivatives on a periodic basis.

In conjunction with the Notes (see Notes 3 and 9), on April 24, 2002, the Company entered into a $75 million interest rate swap ("Initial Swap") to receive a fixed rate of interest and pay a variable rate of interest based upon LIBOR. The Initial Swap had a maturity date that was the same as the Notes. Interest was payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2002. The Company established an initial effective rate of interest on this swap of 6.05%, which was due to be paid on November 1, 2002. This contract was considered to be an effective hedge against changes in the fair value of the Company's fixed-rate debt obligation for both tax and accounting purposes.

Effective September 12, 2002, the Company entered into an agreement, whereby it unwound the Initial Swap and contemporaneously entered into a new $75 million interest rate swap ("Replacement Swap"). The Replacement Swap has the same terms as the Initial Swap, except that the Company will pay a variable rate of interest based upon 6 month LIBOR in arrears. The spread on this contract is 470 basis points. Based upon this contract, the Company paid an effective interest rate of 6.32% on November 1, 2002. In return for unwinding the Initial Swap, the Company received $5.4 million in cash proceeds, of which $1 million related to accrued interest that was owed to the Company. The remaining $4.4 million of proceeds will be amortized over the remaining life of the Notes as a credit to Interest Expense and is included in the Company's Consolidated Balance Sheet as an increase to the value of the Long-term Debt. Such amortization offsets the increased effective rate of interest that the Company pays on the Replacement Swap. The Company has continued to accrue interest on the Replacement Swap at a 6.32% effective rate for the remainder of 2002.

The Replacement Swap is also considered to be an effective hedge against changes in the fair value of the Company's fixed-rate debt obligation for both tax and accounting purposes. Accordingly, the interest rate swap contract will be reflected at fair value in the Company's Consolidated Balance Sheet and the related portion of fixed-rate debt being hedged will be reflected at an amount equal to the sum of its carrying value plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. The fair market value of the interest rate swap as of December 31, 2002 was approximately $2.4 million and is included as an asset within Other Assets in the Consolidated Balance Sheet, with a corresponding offset to Long-term Debt. In addition, changes during any accounting period in the fair value of this interest rate swap, as well as offsetting changes in the adjusted carrying value of the related portion of fixed-rate debt being hedged, will be recognized as adjustments to Interest Expense in the Company's Consolidated Statements of Operations. The net effect of this accounting on the Company's operating results is that interest expense on the portion of fixed-rate debt being hedged is generally recorded based on variable interest rates. The Company is exposed to credit loss, in the event of non-performance by the other party to the Replacement Swap, a large financial institution, however, the Company does not anticipate non-performance by the other party.

Under its Old Credit Agreement (see Note 9), the Company used interest rate swaps to manage a portion of its exposure to short-term interest rate variations with respect to the London Interbank Offered Rate ("LIBOR") on its term debt obligations. The Company designated the interest rate swaps as cash flow hedges. Gains and losses related to the effective portion of the interest rate swaps were reported as a component of other comprehensive income and reclassified into earnings in the same period the hedged transaction affected earnings. Because the terms of the swaps exactly matched the terms of the underlying debt, the swaps were perfectly effective. The interest rate swap agreements expired in March 2002.

17. Related Party Transactions

On May 7, 2001, the Company entered into a letter of intent (the "Letter") with Marlin Partners II, LP ("Marlin"), Catterton Partners, L.P. and Alpha Private Equity Group (collectively, the "Other Investors") for the acquisition by Marlin and the Other Investors of all of the issued and outstanding common stock of the Company. At the time, Marlin was a related party due to its ownership of approximately 10 percent of the issued and outstanding common stock of the Company. Mr. Martin Franklin, the Company's current Chairman and Chief Executive Officer, and Mr. Ian Ashken, the Company's Vice Chairman and Chief Financial Officer, respectively, were the managing partners of Marlin. The Company and Marlin terminated the letter of intent, except for certain expense reimbursement provisions, in which Marlin was reimbursed approximately $480,000 of expenses related to the contemplated transaction. On June 24, 2001, Messrs. Franklin and Ashken became Directors of the Company and on September 24, 2001, Messrs. Franklin and Ashken became executive officers of the Company.

On November 6, 2002, one of the Company's wholly owned subsidiaries entered into an arms length agreement with NewRoads, Inc. ("NewRoads"), a third party provider of pick, pack and ship services, order fulfillment, warehousing, and other services to the retail industry. Pursuant to the agreement, NewRoads agreed to provide such services to the Company's home vacuum packaging segment. The agreement expires in three years unless earlier terminated pursuant to the terms of the agreement and the Company's subsidiary has the right to renew the agreement for additional terms of one year. Mr. Franklin's brother-in-law is the executive chairman of the board of NewRoads. Mr. Franklin has an indirect ownership interest of less than ½% in NewRoads.

18. Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share are calculated based on the weighted average number of outstanding common shares plus the dilutive effect of stock options as if they were exercised and restricted common stock. Due to the net loss for 2001, the effect of the potential exercise of stock options was not considered in the diluted earnings per share calculation for that year since it would be antidilutive.

A computation of earnings per share is as follows for the years ended December 31:

(in thousands, except per share amounts)	2002	2001	2000
Net income (loss)	$36,309	$(85,429)	$ 4,922
Weighted average shares outstanding	13,940	12,726	12,676
Additional shares assuming conversion of stock options and restricted stock	452	–	90
Weighted average shares outstanding assuming conversion	14,392	12,726	12,766
Basic earnings (loss) per share	$ 2.60	$ (6.71)	$ 0.39
Diluted earnings (loss) per share	$ 2.52	$ (6.71)	$ 0.39

19. Subsequent Event (Unaudited)

On February 7, 2003, the Company completed its acquisition of the business of Diamond Brands, a manufacturer and distributor of kitchen matches, toothpicks and retail plastic cutlery under the Diamond® and Forster® trademarks, pursuant to an asset purchase agreement. The purchase price of this transaction was approximately $86 million in cash, net of cash on hand at Diamond Brands, paid at closing and a deferred payment in the amount of $6 million payable in cash or our common stock, at the Company's election, on or before August 7, 2003. In connection with this acquisition, the Company amended its New Credit Agreement, increasing its term loan facility by $10 million and its revolving loan facility by $20 million. The Company used cash on hand and draw downs under its debt facilities to finance the transaction. As of December 31, 2002, approximately $1.5 million for an escrow deposit and expenses related to the Diamond Brands acquisition were capitalized and included in Prepaid Expenses and Other Current Assets in the Consolidated Balance Sheet. The Diamond Brands plastic manufacturing business will be included in the plastic consumables segment in 2003 and Diamond Brands' wood manufacturing business and branded product sales will be included in the branded consumables segment in 2003.

20. Quarterly Results of Operations (Unaudited)

Summarized quarterly results of operations for 2002, 2001 and 2000 were as follows:

(n thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2002					
Net sales	$47,565	$105,113	$110,398	$105,123	$368,199
Gross profit (10)	12,706	42,452	48,684	47,728	151,570
Net income (1)	7,192	8,087	11,732	9,298	36,309
Basic earnings per share (9)	0.54	0.58	0.83	0.66	2.60
Diluted earnings per share (9)	0.53	0.56	0.80	0.63	2.52
2001					
Net sales	$69,027	$ 90,598	$ 90,477	$ 54,876	$304,978
Gross profit (10)	15,169	24,880	22,592	9,703	72,344
Net income (loss) (2), (3), (4), (5)	(238)	5,111	(83,032)	(7,270)	(85,429)
Basic earnings (loss) per share (9)	(0.02)	0.40	(6.52)	(0.57)	(6.71)
Diluted earnings (loss) per share (9)	(0.02)	0.40	(6.52)	(0.57)	(6.71)
2000					
Net sales	$84,455	$114,998	$ 97,096	$ 60,807	$357,356
Gross profit (10)	19,160	31,226	23,443	9,279	83,108
Net income (loss) (6), (7), (8)	444	6,210	1,641	(3,373)	4,922
Basic earnings (loss) per share (9)	0.03	0.49	0.13	(0.27)	0.39
Diluted earnings (loss) per share (9)	0.03	0.49	0.13	(0.27)	0.39

(1) First quarter of 2002, includes a tax benefit of $5.4 million arising from the release of a valuation reserve. The second and fourth quarters of 2002, each include $0.5 million of tax expense resulting from reversals of a portion of the release of the valuation allowance recorded in the first quarter.

(2) First quarter of 2001, includes $1.3 million of income (net of tax) related to the discharge of deferred compensation obligations.

(3) Second quarter of 2001, includes $1.5 million of income (net of tax) related to the discharge of deferred compensation obligations, a $0.7 million gain (net of tax) related to an insurance recovery associated with a property casualty and $0.9 million of costs (net of tax) associated with the Company's evaluation of its strategic options.

(4) Third quarter of 2001, includes an $81.2 million loss (net of tax) related to the sale of the thermoforming assets, $1.8 million of separation costs (net of tax) related to the management reorganization and $0.9 million of costs (net of tax) associated with the exit of facilities.

(5) Fourth quarter of 2001, includes $1.5 million of costs (net of tax) associated with corporate restructuring, a $1.6 million charge (net of tax) for stock option compensation, $1.0 million of costs (net of tax) associated with the write-off of debt issuance and amendment costs, an additional $0.9 million loss (net of tax) related to the sale of thermoforming assets and a $0.9 million loss (net of tax) related to the sale of the Company's interest in Microlin, LLC.

(6) Second quarter of 2000, includes $1.1 million of income (net of tax) associated with the reduction in long-term performance-based compensation.

(7) Third quarter of 2000, includes $1.5 million of costs (net of tax) related to litigation.

(8) Fourth quarter of 2000, includes $0.6 million of income (net of tax) related to litigation.

(9) Earnings per share calculations for each quarter are based on the weighted average number of shares outstanding for each period, and the sum of the quarterly amounts may not necessarily equal the annual earnings per share amounts. All earnings per share amounts have been adjusted to give effect to a 2-for-1 stock split of our outstanding shares of common stock that was effected during the second quarter of 2002.

(10) Certain reclassifications have been made in the Company's previously reported gross profit amounts to conform to the presentation in the fourth quarter of 2002. These reclassifications have no impact on previously reported net income.

COMPANY INFORMATION

BOARD OF DIRECTORS:

Martin E. Franklin
Chairman & Chief Executive Officer
Jarden Corporation

Ian G. H. Ashken
Vice Chairman
& Chief Financial Officer
Jarden Corporation

René-Pierre Azria (1)
Managing Director
Rothschild, Inc.

Douglas W. Huemme (2)
Former Chairman
& Chief Executive Officer
Lilly Industries, Inc.

Richard L. Molen (2), (3)
Retired Chairman, President
& Chief Executive Officer
Huffy Corporation

Lynda W. Popwell (1)
Retired President,
Carolina Eastman Division
Eastman Chemical Company

Irwin Simon (2), (3)
Chairman, President &
Chief Executive Officer
Hain-Celestial Group, Inc.

Robert L. Wood (1), (3)
Business Group President,
Thermosets & Dow Automotive
The Dow Chemical Company

(1) Audit Committee
(2) Nominating and Policies Committee
(3) Compensation Committee

EXECUTIVE OFFICERS:

Martin E. Franklin
Chairman & Chief Executive Officer

Ian G. H. Ashken
Vice Chairman & Chief Financial Officer

Desiree DeStefano
Senior Vice President

J. David Tolbert
VP-Human Resources & Administration

Michael Whitcomb
Chief Marketing Officer

CORPORATE COUNSEL:

Kane Kessler, PC
New York, New York

Willkie Farr & Gallagher
New York, New York

TRANSFER AGENT:

National City Bank
Cleveland, Ohio
800-622-6757

INDEPENDENT AUDITORS:

Ernst & Young LLP
New York, New York

SECURITIES LISTING:

Jarden's common stock is
listed on the New York Stock Exchange.
Symbol: JAH

INVESTOR RELATIONS:

FD Morgen-Walke
New York, New York
212-850-5600

LOCATIONS:

Corporate Headquarters
Jarden Corporation
555 Theodore Fremd Avenue
Rye, NY 10580
914-967-9400
www.jarden.com

Branded Consumables
Alltrista Consumer
Products Company
345 S. High Street
Muncie, IN 47305
765-281-5000
www.alltrista.com
President: Jack Metz

Home Vacuum Packaging
Tilia, Inc.
303 Second Street
North Tower, 5th Floor
San Francisco, CA 94107
415-371-7200
www.tilia.com
President: Linda Graebner

Plastic Consumables
Alltrista Plastics Corporation
1303 Batesville Road
Greer, SC 29650
864-879-8100
www.alltristaplastics.com
President: Curt Watkins

Other
Alltrista Zinc
Products Company
2500 Old Stage Road
Greeneville, TN 37745
423-639-8111
www.allzinc.com
President: Al Giles